Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 19 December 2008

By International Courier UPS


SUPPL

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Interim Management statements at 30 September 2008
- Press Release Third Quarter 2008 results
- Slides Third Quarter and nine month 2008 results
- N. 21 Internal Dealing Communication
- 2009 Annual calendar of Corporate events


08006367

Best Regards,



Costanzo Rapone
Bulgari S.p.A.
General Counsel

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
16/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.21	104,200	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							104,200		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													104.200		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - -* = azione non quotata / -* = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
17/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.07	101,400	MERC-IT	
20/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.42	108,400	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							209,800		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													209,800		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed International agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quota di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
21/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.83	116,600	MERC-IT	
22/10/2008	A	IT0001119087	BULGARI	AZO	20,000	6.04	120,800	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							237,400		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", "b3"

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													237,400		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted averagn price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio: la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
23/10/2008	A	IT0001119087	BULGARI	AZO	20,000	5.83	116,600	MERC-IT	
24/10/2008	A	IT0001119087	BULGARI	AZO	16,129	5.65	91,128.85	MERC-IT	
27/10/2008	A	IT0001119087	BULGARI	AZO	23,871	5.99	142,987.29	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							350,716.14		

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													350,716.14		

1. Questa sezione relativa ai dati anagrafici del soggetto non v.a compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of tranenction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION'	CODICE ISIN / ISIN CODE'	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT'	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)'	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION'	NOTE / NOTES
29/10/2008	A	IT0001119087	BULGARI	AZO	20,000	6.1825	123,650	MERC-IT	
30/10/2008	A	IT0001119087	BULGARI	AZO	20,000	6.18	123,600	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							247,250		

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													247,250		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	TRAPANI	NOME / FIRST NAME	FRANCESCO

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	TRAPANI	NOME / FIRST NAME	FRANCESCO

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
30/10/2008	V	IT0001119087	BULGARI	AZO	50,000	6.1203	306,015	MERC-IT	
31/10/2008	V	IT0001119087	BULGARI	AZO	100,000	5.8051	580,510	MERC-IT	
03/11/2008	V	IT0001119087	BULGARI	AZO	50,000	5.8034	290,170	MERC-IT	
04/11/2008	V	IT0001119087	BULGARI	AZO	50,000	6.1419	307,095	MERC-IT	
05/11/2008	V	IT0001119087	BULGARI	AZO	50,000	6.0795	303,975	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							1,787,765		

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													1,787,765		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	SPENA	NOME / FIRST NAME	FLAVIA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	SPENA	NOME / FIRST NAME	FLAVIA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOM NAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
05/11/2008	V	IT0001119087	BULGARI	AZO	11,000	6.2323	68,555 3	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							68,555 3		

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													68,555.3		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BVLGARI

Bulgari Group: slowdown in sales in the third quarter 2008

- **Turnover: 256 million Euro (+2% at comparable exchange rates, flat at current exchange rates)**
- **Gross Margin: 65.4% vs. 64.8% in 2007**
- **Operating profit: 29 million Euro (-38%)**
- **Net profit: 23 million Euro (-44%)**

Rome, November 13th 2008 – The Board of Directors of Bulgari S.p.A. approved today the interim management statements of the Bulgari Group as of September 30th 2008, which highlights a **turnover** of 256 million Euro, increased by 2% at comparable exchange rates (-0.5% at current exchange rates) compared to the same period of last year. In the first nine months of the year revenues increased by 6% at comparable exchange rates (+2% at current exchange rates), from 744 to 763 million Euro.

All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

Revenues by product category

In the period July – September 2008 jewellery, core business of the Company, registered once again a sales increase (+4% compared to the third quarter 2007) leading to a rise of 7% in the first nine months of the year. This is an especially positive result considering that the comparison base includes two extraordinary sales of high jewellery pieces made in April and September 2007.

Sales of watches fell by 6% in the quarter and by 3% in the first nine months. The performance in the quarter has been partially influenced once again by shortages in sourcing some technical components, which resulted in losses of production volume, and by a slowing demand in the wholesale channel.

Accessories registered a 16% decrease in the quarter (to be compared with the increase of 38% posted in the same quarter of last year), which leads to a -2% cumulative variation in the nine months. It is however worth noting that sales performance in the directly owned stores for this category registered a strong double-digit increase both in the quarter and in the first nine months of the year.

Finally, perfumes continued to post a strong growth (+15% in the quarter, +21% in the nine months).

Revenues by geographical area

As a consequence of the worldwide crisis of the financial markets and its impact on the demand for goods and services, all geographical areas registered an overall slowdown in sales.

Europe, in particular, posted a 5% growth in the quarter (Italy –5%) and a 6% growth in the first nine months (Italy –8%) also thanks to the positive contribution of almost all the countries in the region. The United States registered an 8% decrease in the quarter and a 6% decrease in the nine months. However, excluding the extraordinary sales of high jewellery pieces made by the Fifth Avenue store in New York and previously mentioned, this market showed an almost 10% increase both in the quarter and in the nine months. As for Asia (+2% in the quarter and +9% in the nine months), Japan showed a 3% decrease in the quarter due to a sales contraction in the wholesale channel and to a modest sales growth in the retail channel, while it confirmed its rise in the first nine months of the year (+2%).

Rest of Asia, finally, confirms once again its growth trend (+7% in the quarter and +18% in the nine months). Directly owned stores in particular, continued to show an aggressive double-digit growth rate.

Profit & Loss highlights

Gross Margin remained flat in the quarter at 167 million Euro but the percentage ratio on turnover increased to 65.4% vs. 64.8% in 2007. In the nine months gross margin registered a 4% increase moving from 478 to 498 million Euro, with a strong increase in terms of percentage ratio on turnover (65.4% vs. 64.2% in the first nine months of 2007).

Total operating costs went from 120 to 138 million Euro in the quarter (+16%) and from 368 to 418 million Euro in the nine months (+14%). As already occurred in the first two quarters, also in the third quarter the comparison base with the previous year is significantly influenced by the opening of important flagship stores in the fourth quarter 2007, with all the consequent increases in amortization, other general expenses (in particular leases) and personnel. Advertising and promotional expenses (+18% in the quarter and +14% in the nine months) were influenced, among the other things, by the investments made to support the launch of the new fragrance *Jasmin Noir*, which has been introduced to trade and press last July.

However, as largely anticipated by the Company, in the full year 2008 the expected increase of total operating costs including advertising and promotional expenses will be at a notably lower level thanks to the fact that only in the fourth quarter the comparison base will be again homogeneous and to the first significant effects of the cost control policy ongoing since several months. Operating profit was 29 million Euro in the quarter (-38% compared to 47 million Euro in the same quarter 2007) and 80 million Euro in the first nine months (-27% compared to 109 million Euro in the first nine months of 2007), with a 10.5% percentage ratio on turnover (14.7% in the nine months of 2007).

Net profit was 23 million Euro compared to 41 million Euro in the third quarter of 2007 (-44%). In the nine months net profit went from 99 to 77 million Euro, registering a 22% decrease with a 10.1% impact on turnover vs. 13.3% in the nine months of last year.

Balance sheet highlights

The Net Financial position of the Group as of 30.09.2008 was 331 million Euro compared to 177 million Euro as of 30.09.2007 and to 141 million Euro as of 31.12.2007.

Compared to the end of 2007, the debt increase in the first nine months is influenced by the dividend distribution in May of 96 million Euro, by the continuation of the investment plans which, although strongly reduced compared to last year, generated a 70 million Euro expenditure and by a 146 million Euro increase in inventory. The increase in inventory was partially due to exogenous factors (the recent Euro depreciation, the increase in the price of gold, the recent slowdown of demand and increase of semi-manufactured products in the watch segment due to the shortages in sourcing technical components mentioned before), and, for a lager part, to endogenous factors in line with the Company's plans (numerical increase and surface enlargement of the store network, the overall enlargement and upgrading of the product offer in all categories and, in particular, in the medium-high jewellery).

The Bulgari Group had an overall total of 259 stores as of 30 September 2008, of which 161 are directly owned stores.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"The results reached by the Group in the third quarter inevitably reflect the current economic crisis – and the reduced people's tendency to purchase as a consequence – which has hit all the sectors and is continuing to have repercussions also in October. Although pursuing an even stricter cost control to further improve efficiency in the medium term, the Group is strongly*

determined to confirm and defend the long term strategies adopted so far to protect and increase the strength and attractiveness of the brand, the highest quality of its products and the fundamental presence in the key-markets. In a still unsettled macroeconomic environment, whose evolution is difficult to be predicted, I think that therefore we can realistically expect a turnover increase lower than previously estimated and, consequently, a decrease in the net and operating profit compared to the previous year. In any case such decrease will be lower than the one registered in the first nine months. Moreover, although it is clearly an unprecedented crisis, I would like to underline that the Group, given its financial solidity and the proven experience of its management, has already shown in the past to be able to face and handle very difficult moments with sense of timing, and I am therefore confident that the Bulgari brand will be winning and well-positioned once again at the time of the economic recovery".

Bulgari is one of the global players on the luxury market. In 2007 the Group posted a turnover of 1,091.0 million Euro. Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

The manager in charge of preparing the corporate accounting records, Alberto Nathansohn, declares that pursuant to paragraph 2 of article 154 of the Consolidated Finance Law the accounting information contained in this release corresponds to the books, records and accounting entries.

For further information

Media relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Relations with analysts/investors
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

GRUPPO BULGARI - CONTO ECONOMICO 9M 2008

EUR M.	9M 2008	9M 2007	DELTA 9M 08/9M 07
REVENUES	762.5	744.4	2.4%
EBIT	80.1	109.3	-26.7%
EBIT % ON REVENUS	*10.5%*	*14.7%*	
NET PROFIT	77.2	99.1	-22.1%
NET % ON REVENUS	*10.1%*	*13.3%*	

GRUPPO BULGARI - CONTO ECONOMICO 3Q 2008

EUR M.	Q3 2008	Q3 2007	DELTA Q3 08 /Q3 07
REVENUES	256.2	257.4	-0.5%
EBIT	29.2	47.2	-38.1%
EBIT % ON REVENUS	*11.4%*	*18.3%*	
NET PROFIT	23.0	40.8	-43.7%
NET % ON REVENUS	*9.0%*	*15.8%*	

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – 9M 08

REVENUES BY PRODUCT CATEGORY	9M 2008		9M 08/ 9M 07		9M 07/ 9M 06	
	EUR M.	% on Revenues	% REPORTED	% COMP.FX	% REPORTED	% COMP.FX
Jewels	318.9	41.8%	2.3%	6.5%	14.5%	20.0%
Watches	191.7	25.1%	-5.8%	-3.0%	1.7%	8.1%
Accessories	57.6	7.6%	-4.2%	-1.7%	-4.0%	3.0%
Other (incl. FR royalties)	5.2	0.7%	-5.5%	-	12.1%	-
JWA Division	**573.4**	**75.2%**	-1.3%	2.2%	7.6%	13.7%
PARFUM Division	**168.7**	**22.1%**	15.7%	20.7%	11.7%	15.8%
OTHER	**20.4**	**2.7%**	14.3%	-	15.6%	-
TOTAL	**762.5**	**100%**	**2.4%**	**6.1%**	**8.6%**	**14.1%**

BULGARI GROUP – REVENUES BY GEO AREA – 9M 08

REVENUES BY GEO AREA	9M 2008		9M 08/ 9M 07		9M 07/ 9M 06	
	EUR M.	% on Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
EUROPE	**301.9**	**39.6%**	6.4%	-	10.2%	-
of which Italy	87.6	11.5%	-8.0%	-	12.2%	-
AMERICAS	**104.8**	**13.7%**	-15.7%	-6.0%	16.6%	24.5%
ASIA	**311.4**	**40.9%**	5.4%	9.1%	6.1%	15.8%
of which Japan	159.9	21.0%	1.7%	2.0%	-12.6%	-3.2%
of which Rest of Asia	151.5	19.9%	9.6%	17.8%	40.4%	49.2%
MIDDLE EAST/OTHER	**44.4**	**5.8%**	8.3%	-	-5.1%	-
TOTAL	**762.5**	**100%**	**2.4%**	**6.1%**	**8.6%**	**14.1%**

BVLGARI

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – 3Q 08

REVENUES BY PRODUCT CATEGORY	Q3 2008		Q3 08/ Q3 07		Q3 07/ Q3 06	
	EUR M.	% sul Fatturato	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
Jewels	106.3	41.5%	1.0%	4.2%	13.7%	18.8%
Watches	65.9	25.7%	-7.4%	-5.7%	-1.0%	4.3%
Accessories	16.2	6.3%	-16.8%	-16.3%	29.4%	37.8%
Other (incl. FR royalties)	1.6	0.7%	-10.1%	-	14.3%	-
JWA Division	**190.0**	**74.2%**	-3.9%	-1.5%	9.2%	14.6%
PARFUM Division	**60.5**	**23.6%**	11.4%	14.9%	3.5%	7.5%
OTHER	**5.7**	**2.2%**	+3.6%	-	5.7%	-
TOTAL	**256.2**	**100%**	**-0.5%**	**2.0%**	**7.9%**	**12.9%**

BULGARI GROUP – REVENUES BY GEO AREA – 3Q 08

REVENUES BY GEO AREA	Q3 2008		Q3 08/ Q3 07		Q3 07/ Q3 06	
	EUR M.	% sul Fatturato	% REPORTED	% COMP.FX	% REPORTED	% COMP. FX
EUROPE	**106.3**	**41.5%**	4.5%	-	8.8%	-
of which Italy	29.5	11.5%	-5.1%	-	5.5%	-
AMERICAS	**36.0**	**14.0%**	-14.7%	-8.1%	12.4%	20.4%
ASIA	**102.4**	**40.0%**	0.2%	1.7%	11.1%	20.7%
of which Japan	55.1	21.5%	-2.2%	-2.6%	0.0%	9.2%
of which Rest of Asia	47.3	18.5%	3.1%	7.3%	28.6%	38.7%
MIDDLE EAST/OTHER	**11.5**	**4.5%**	1.3%	-	-27.7%	-
TOTAL	**256.2**	**100%**	**-0.5%**	**2.0%**	**7.9%**	**12.9%**


BVLGARI
BULGARI GROUP
THIRD QUARTER AND NINE MONTH 2008
RESULTS
ROME, 13th NOVEMBER 2008


Q3 2008 RESULTS
REVENUE EVOLUTION BY PRODUCT LINE
3

PRODUCT CATEGORY	THIRD QUARTER 2008		Q3 2008/Q3 2007	
	EUR M.	% ON TOTAL SALES	REPORTED % GROWTH	AT COMP.FX % GROWTH
JEWELRY	106.3	41.5%	1.0%	4.2%
WATCHES	65.9	25.7%	-7.4%	-5.7%
ACCESSORIES	16.2	6.3%	-16.8%	-16.3%
OTHER (incl. FR royalties)	1.6	0.7%	-10.1%	-
JWA DIVISION	**190.0**	**74.2%**	**-3.9%**	**-1.5%**
PERFUME DIVISION	**60.5**	**23.6%**	**11.4%**	**14.9%**
OTHER	5.7	2.2%	3.6%	-
TOTAL	**256.2**	**100%**	**-0.5%**	**2.0%**


Q3 2008 and 9 MONTHS 2008 RESULTS
FINANCIAL HIGHLIGHTS
2

EUR M.	Q3 2008	Q3 2007	DELTA 9M 08/07	9M 2008	9M 2007	DELTA 9M 08/07
REVENUES - REPORTED	256.2	257.4	-0.5%	762.5	744.4	2.4%
REVENUES – AT CONST.FX			2.0%			6.1%
CONTRIBUTION MARGIN	167.5	166.8	0.4%	498.5	477.6	4.4%
% on Sales	*65.4%*	*64.8%*		*65.4%*	*64.2%*	
OPERATING PROFIT	29.2	47.2	-38.1%	80.1	109.3	-26.7%
% on Sales	*11.4%*	*18.3%*		*10.5%*	*14.7%*	
NET RESULT	22.8	40.8	-43.7%	77.2	99.1	-22.1%
% on Sales	*8.9%*	*15.8%*		*10.1%*	*13.3%*	


9 MONTHS 2008 RESULTS
REVENUE EVOLUTION BY PRODUCT LINE
NOTE:
POSITIVE DRIVERS
NEGATIVE DRIVERS
4

PRODUCT CATEGORY	9 MONTHS 2008		9M 2008/9M 2007	
	EUR M.	% ON TOTAL SALES	REPORTED % GROWTH	AT COMP.FX % GROWTH
JEWELRY	318.9	41.8%	2.3%	6.5%
WATCHES	191.7	25.1%	-5.8%	-3.0%
ACCESSORIES	57.6	7.6%	-4.2%	-1.7%
OTHER (incl. FR royalties)	5.2	0.7%	-5.5%	-
JWA DIVISION	**573.4**	**75.2%**	**-1.3%**	**2.2%**
PERFUME DIVISION	**168.7**	**22.1%**	**15.7%**	**20.7%**
OTHER	20.4	2.7%	14.3%	-
TOTAL	**762.5**	**100%**	**2.4%**	**6.1%**



BVLGARI
JEWELRY
42% of total revenues in 9M 2008
9M 2008
9M 2007
REVENUES - Eur M.
318.9
311.7
GROWTH AT COMP. EXCHANGE RATES
6.5%
20.0%
ELISIA DIAMONDS
JEWELLERY HIGHLIGHTS
• PRICING POWER CONTINUES TO LEAD TO INCREASED MARGIN ON CORE BUSINESS CATEGORY
• 9M 07 INCLUDED TWO SINGLE HIGH JEWELLERY SALES, RESPECTIVELY OF USD 13.5 M AND USD 9.5 M
EXCLUDING THESE 2 EXCEPTIONAL SALES FROM 9M 07 REVENUES, 9M 08 GROWTH WOULD HAVE BEEN IN THE DOUBLE DIGITS
• THE SEPTEMBER ANNUAL HIGH JEWELLERY EVENT PARTIALLY IMPACTED Q3, AND WILL ALSO IMPACT Q4.
• LAUNCHES Q3: ELISIA DIAMONDS
DEDICATA A VENEZIA
5



BVLGARI
ACCESSORIES
8% of total revenues in 9M 2008
9M 2008
9M 2007
REVENUES - Eur M.
57.6
60.1
GROWTH AT COMP. EXCHANGE RATES
-1.7%
3.0%
ACCESSORIES HIGHLIGHTS
• 25 TWIN AND ACCESSORY-ONLY STORES AS OF JUNE 2008
• SUCCESSFUL STORE CONCEPT AND IMPROVED PRODUCT OFFER DRIVE A DRAMATICALLY IMPROVED PRODUCT AND PRICE MIX:
• MIX EVOLUTION:
- EYEWEAR 4%
- LEATHER GOODS 84% (OF WHICH 40% BAGS)
- TEXTILES 12%
• BAGS TICKET EVOLUTION IN DOS (STAND-ALONE, TWINS)
- BAGS ABOVE EUR 1,000 REPRESENT 86% OF BAG SALES
- BAGS ABOVE EUR 1,500 REPRESENT 37% OF BAG SALES
• NEGATIVE DRIVER: WHOLESALE, ESPECIALLY IN JAPAN



BVLGARI
WATCHES
25% of total revenues in 9M 2008
9M 2008
9M 2007
REVENUES - Eur M.
191.7
203.5
GROWTH AT COMP. EXCHANGE RATES
-3.0%
8.1%
DIAGONO CALIBRO 303
WATCHMAKING HIGHLIGHTS
• REPOSITIONING OF THE BRAND CONTINUES:
- MORE MEDIUM AND HIGH-END WATCHES IN THE MIX
- DISCONTINUATION OF ENTRY-PRICE COLLECTIONS
- WATCHES WITH RETAIL PRICE <CHF 3,000 NOW REPRESENT A SINGLE DIGIT % OF SALES, WHEREAS IN 2003 THEY REPRESENTED MORE THAN OF WATCH SALES
• WATCH COMPONENTS SHORTAGES CONTINUED TO IMPACT Q3 PRODUCTION
• WHOLESALE SLOWDOWN
• TIGHT CONTROL ON COMMERCIAL TERMS, CREDIT LIMITS
6



BVLGARI
PERFUME
22% of total revenues in 9M 2008
9M 2008
9M 2007
REVENUES - Eur M.
168.7
145.8
GROWTH AT COMP. EXCHANGE RATES
20.7%
15.8%
PERFUME HIGHLIGHTS
JASMIN NOIR
• JASMIN NOIR LAUNCH
• Q3 2008
• EXCEPT USA AUGUST 2008
• OWNED SUBSIDIARY DIRECT DISTRIBUTION STRATEGY INITIATED A FEW YEARS AGO (18 COUNTRIES+TRAVEL RETAIL) CONTINUES TO SHOW IMPRESSIVE RETURN ON SALES
• 2007 W/WIDE SELECTIVE BRANDS RANKING: BVLGARI IS NOW N°9
• MATERIAL CROSS-SELLING SYNERGIES (= SUBSTANTIALLY HIGHER PERFUME SALES) EMERGE FROM THE IMPROVEMENT IN SHELF VISIBILITY GIVEN BY THE AVAILABILITY OF THE SKINCARE RANGE AT SELECTED HIGH-TRAFFIC P.O.S. SUCH AS GALERIE LAFAYETTE
8



Q3 2008 RESULTS
REVENUE EVOLUTION BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	THIRD QUARTER 2008		Q3 2008/Q3 2007	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	106.3	41.5%	4.5%	-
Of which Italy	29.5	11.5%	-5.1%	-
AMERICAS	36.0	14.0%	-14.7%	-8.1%
ASIA	102.4	40.0%	0.2%	1.7%
Of which Japan	55.1	21.5%	-2.2%	-2.6%
Of which rest of Asia	47.3	18.5%	3.1%	7.3%
MIDDLE EAST/ OTHER	11.5	4.5%	1.3%	-
TOTAL	**256.2**	**100%**	**-0.5%**	**2.0%**

9



9 MONTHS 2008 RESULTS
REVENUE EVOLUTION BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	9 MONTHS 2008		9M 2008/9M 2007	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	301.9	39.6%	6.4%	-
Of which Italy	87.6	11.5%	-8.0%	-
AMERICAS	104.8	13.7%	-15.7%	-6.0%
ASIA	311.4	40.9%	5.4%	9.1%
Of which Japan	159.9	21.0%	1.7%	2.0%
Of which rest of Asia	151.5	19.9%	9.6%	17.8%
MIDDLE EAST/ OTHER	44.4	5.8%	8.3%	-
TOTAL	**762.5**	**100%**	**2.4%**	**6.1%**

10



EUROPE

39.6% of total revenues in 9M 2008	9M 2008	9M 2007
REVENUES – Eur M.	301.9	283.6
GROWTH REPORTED	6.4%	10.2%

PARIS GEORGE V TWIN STORE

EUROPE HIGHLIGHTS

- ITALY: 9M 08 DOWN 8.0% (9M 07: +12.2%)
- REST OF EUROPE: 9M 08 UP 13.7% (9M 07: + 9.2%)
- SWITZERLAND, GERMANY, FRANCE BUOYANT – ESPECIALLY ON JEWELLERY
- UK STRONG ON HIGH JEWELLERY SALES
- PARIS: THE NEW AVENUE *GEORGE* V STORE OPENED ON SEPTEMBER, 30TH

11



AMERICAS

14% of total revenues in 9M 2008	9M 2008	9M 2007
REVENUES – Eur M.	104.8	124.3
GROWTH AT COMP. EXCHANGE RATES	-6.0%	24.9%

ATLANTA TWIN STORE

AMERICAS HIGHLIGHTS

- IN 9M 2007, TWO EXCEPTIONAL UNIQUE PIECES WERE SOLD AT THE RENOVATED FIFTH AVENUE FLAGSHIP – WITHOUT THESE SALES AMERICAS WOULD BE UP BY ABOUT 10%
  - IN Q2 07: USD 13.5 M.
  - IN Q3 07: USD 9.5 M
- IN 9M 2008 ACCESSORIES SALES IN USA D.O.S WERE UP BY 49%
- NUMBER OF TWIN STORES IN USA: 5
- NEGATIVE TRENDS WORSENED IN SEPTEMBER, ESPECIALLY ON THE EAST COAST
- THIRD PARTY RETAILERS SUFFERED MOST

12



JAPAN

21% of total revenues in 9M 2008	9M 2008	9M 2007
REVENUES - Eur M.	159.9	157.3
GROWTH AT COMP. EXCHANGE RATES	2.0%	-3.2%

TOKYO GINZA FLAGSHIP STORE

JAPAN HIGHLIGHTS

- MAIN CITIES OUTPERFORM REST OF THE COUNTRY
- TOKYO OUTPERFORMS OTHER MAIN CITIES (TRUE ALSO IN DEPT STORES)
- OWNED STORES OUTPERFORM DEPARTMENT STORES

TOKYO IS THE UNDISPUTED HEART OF LUXURY IN ASIA, NOT ONLY IN JAPAN

- THE GINZA TOWER IS THE LEADER IN BOTH TRAFFIC AND CONVERSION RATE
- TRAFFIC AT THE GINZA TOWER IS 12x THE TRAFFIC OF THE AVERAGE JAPANESE D O.S. STORE
- TRAFFIC AT THE OMOTESANDO STORE IS 5x THE TRAFFIC OF THE AVERAGE JAPANESE D O.S. STORE
- BRIDAL BUSINESS IN JAPAN FOR BVLGARI IN H1 08: +36%, AT GINZA TOWER +81%
- ACCESSORY WHOLESALE CONTINUES TO SUFFER IN JAPAN



RETAIL NETWORK EVOLUTION

	31.12.2007	30.06.2008	30.09.2007
DOS BOUTIQUES	149	155	161
FRANCHISEES	42	42	42
TRAVEL RETAIL AND WHOLESALE STORES	54	55	56
TOTAL STORES	245	252	259

15



REST OF ASIA

20% of total revenues in 9M 2008	9M 2008	9M 2007
REVENUES - Eur M.	151,5	138.2
GROWTH AT COMP. EXCHANGE RATES	17.8%	49.2%

BVLGARI
CHENGDU, PRC

REST OF ASIA HIGHLIGHTS

- GREATER CHINA REPRESENTS 11% OF REVENUES IN THE 9M
- OUR NUMBER 3 STORE IN THE REVENUE RANKING IS IN MACAU
- IN Q3 AND GOING FORWARD NON-JAPAN ASIA IS THE AREA WHICH ATTRACTED AND WILL CONTINUE TO ATTRACT CAPEX AND RETAIL EXPANSION
- WEAKER PERFORMANCE IN MALAYSIA CONTINUES

14

9 MONTHS 2008 RESULTS GROUP PROFIT & LOSS

EUR M.	9M 2008	9M 2007	9M 2008/ 9M 2007 DELTA
REVENUES	762.5	744.4	2.4%
CONTRIBUTION MARGIN	498.5	477.6	4.4%
% on Sales	*65.4%*	*64.2%*	
VARIABLE SELLING EXPENSES	(33.8)	(32.4)	4.1%
PERSONNEL COSTS	(140.8)	(124.1)	13.4%
OTHER GENERAL EXPENSES	(117.4)	(104.9)	11.9%
AMORTIZATION AND DEPRECIATION	(38.8)	(30.0)	29.2%
ADVERTISING AND PROMOTION	(87.6)	(76.8)	14.0%
TOTAL OPERATING EXPENSES	(418.4)	(368.4)	13.6%
% on Sales	54.9%	49.5%	
EBIT	80.1	109.3	-26.7%
% on Sales	*10.5%*	*14.7%*	
TOTAL FINANCIAL GAIN (LOSSES)	(0.7)	(1.0)	-29.2%
CURRENT AND DEFERRED TAXES	(2.6)	(9.2)	-71.5%
MINORITY INTEREST PROFIT	0.5	0.1	303,4%
NET PROFIT	77.2	99.1	-22.1%
% on Sales	*10.1%*	*13.3%*	

16


Q3 2008 and 9 MONTHS 2008 RESULTS
CONTRIBUTION MARGIN (% ON SALES)
Q3 Evolution
9 Months Evolution
POSITIVE IMPACT ON CONTRIBUTION MARGIN IN %
NEGATIVE IMPACT ON CONTRIBUTION MARGIN IN %
17


9 MONTHS 2008 RESULTS
BALANCE SHEET HIGHLIGHTS
621
731
-140
-177
-331
NET EQUITY
NET CASH
19


Q3 2008 and 9 MONTHS 2008 RESULTS
ADVERTISING AND PROMOTION
2001
2002
2003
2004
2005
2006
2007
77
18


ASSETS
20



9 MONTHS 2008 RESULTS
NET WORKING CAPITAL
21

EUR. M	30.09.2006	30.09.2007	30.09.2008
RECEIVABLES	149.8	157.7	175.4
INVENTORY	558.3	617.2	742.6
PAYABLES	(108.1)	(129.6)	(142.4)
OTHER RECEIVABLES AND PAYABLES	(1.4)	7.3	4.3
TOT NWC	598.6	652.6	779.9



MONEY MARKET FACILITIES AS OF 30.9.08
AVAILABLE CREDIT LINES Eur M. 377
BORROWED Eur M. 331
< 1Y Eur M. 229,8
< 2Y Eur M. 20,4
< 3Y Eur M. 56,6
< 4Y Eur M. 0,8
> 4Y Eur M. 23,3
ST 69%
LT 31%
TOTAL AVAILABLE FACILITIES EUR M. 708
NET DEBT EUR M. 331
23



9 MONTHS 2008 RESULTS
CAPEX
22

EUR M.	9M 2006	9M 2007	9M 2008
TANGIBLE	33.7	43.2	40.0
INTANGIBLE Excluding Goodwill Including Key Money	9.2	15.8	12.6
TOTAL	42.9	59.0	52.6



HISTORICAL GEARING AT 31ST OF DECEMBER
14%
25%
2%
7%
24

9 MONTHS 2008 RESULTS
CASH FLOW DETAILS

EUR M.	SEPTEMBER 2006	SEPTEMBER 2007	SEPTEMBER 2008
NET RESULT	78.5	99.1	77.2
DEPRECIATION & AMORTIZATION	28.4	30 1	39.2
CASH FLOW from P&L	106.8	129.2	116.4
CHANGE in WORKING CAPITAL	(84.7)	(100.2)	(158.8)
CASH FLOW from OPERATING ACTIVITY	22.1	29.0	(42.5)
NEW INVESTMENTS (Incr) / Decr DISINVESTMENTS OTHER L/T ASSETS & L. (Incr.)/Decr	(47.4) - 14.6	(57.7) 8.9 1.0	(70.2) 0.0 (8.1)
TOTAL CASH FLOW	(10.7)	(18.8)	(120.8)
DIVIDENDS OTHER CHANGES IN EQUITY	(74 5) (4.7)	(86 9) (24 1)	(96.1) 27.1
EQUITY Incr./(Decr.)	(79.2)	(110.9)	(69.0)
NET DEBT AT BEGINNING OF PERIOD NET DEBT AT THE END OF PERIOD	49 9 139.8	46 9 176.6	140.9 330.8
NET INDEBTEDNESS Incr./(Decr.)	89.9	129 7	189.8

25

OUTLOOK

OUTLOOK	FY 2008 PROFIT AND LOSS PARAMETERS AND NEW GUIDANCE
REVENUES	WE EXPECT TO RECORD A MODEST GROWTH IN REVENUES IN FY 2008 vs FY 2007. THE OCTOBER PERFORMANCE WAS THE WEAKEST TO DATE
CONTRIBUTION MARGIN	THE IMPROVEMENT vs 2007 WILL CONTINUE ITS MAGNITUDE WILL BE INFLUENCED BY FOREIGN EXCHANGE FLUCTUATIONS AND THE FINAL CHANNEL MIX
OPERATING EXPENSES BEFORE ADVERTISING AND PROMOTION	Q4 INCREASES vs PREVIOUS YEAR WILL BE IN THE HIGH SINGLE DIGITS, LEAD BY DEPRECIATION, THUS SHOWING A SIGNIFICANT LOWERING OF COST INFLATION FOR THE FULL YEAR
ADVERTISING AND PROMOTION	THE FULL YEAR NUMBER WILL BE ABOVE 2007 s, WITH PERCENTAGE ON SALES IN LINE WITH LAST YEAR S
EBIT	LOWER THAN IN 2007
FINANCIAL ELEMENTS AND TAX RATE	THE FINANCIAL RESULT WILL BE INFLUENCED BY THE RECENT FOREIGN EXCHANGE FLUCTUATIONS THE TAX RATE WILL TEND TO BE HIGHER THAN IN 2007, POSSIBLY LOWER THAN EXPECTED DUE TO LOWER RESULTS
NET RESULT	LOWER THAN IN 2007

27



DIVIDENDS per SHARE AND PAYOUT RATIO
HISTORY SINCE 2001
DIVIDEND CAGR
31.5%
DIVIDENDS Per SHARE
PAYOUT RATIO
2001 2002 2003 2004 2005 2006 2007
0.06 0.07 0.11 0.22 0.25 0.29 0.32
27% 29% 35% 60% 64% 65% 64%
26



OUTLOOK

OUTLOOK	FY 2008 BALANCE SHEET PARAMETERS
CAPEX AND STORE OPENING PLANS	CAPEX BELOW EUR 100 M FY 2008 WILL END WITH 4 NEW DOS
INVENTORY	SEASONAL INVENTORY DECREASE, WHOSE MAGNITUDE WILL LARGELY DEPEND ON THE SALES PERFORMANCE DURING THE HOLIDAY SEASON
DEBT	WE EXPECT A REDUCTION OF THE NET DEBT AT YEAR-END vs THE END OF SEPTEMBER FIGURE, ALTHOUGH AS INVENTORY HAS INCREASED vs THE PREVIOUS YEAR, SO HAS DEBT.

28

QUESTIONS & ANSWERS

CORPORATE WEB SITE

http://www.bulgari.com

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http://ir.bulgari.com

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BULGARI MOBI

http://ir.mobi.bulgari.com

29

All 2007, 2006, 2005 and 2004 figures are IAS-IFRS compliant

Previous years' figures were not restated and are Italian GAAP

31

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

30

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Interim management statements
at 30 September 2008

CONTENTS

page

INTERIM MANAGEMENT STATEMENTS AT 30 SEPTEMBER 2008

Interim Report of the Directors on the Group's operations at 30 September 2008 3

Consolidated financial statements at 30 September 2008, 31 December 2007 and 30 September 2007 14

Notes to the financial statements at 30 September 2008 21

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Interim Report of the Directors on the Group's operations at 30 September 2008

Bulgari Group

Interim Report of the Directors on the Group's operations at 30 September 2008

Introduction

The Bulgari Group has prepared its interim management statements at 30 September 2008 in accordance with International Accounting Standard (IAS) 34 *Interim Financial Reporting*.
Comparative figures for the consolidated financial statements at 30 September 2008, prepared in accordance with the same accounting standards, are provided as of 31 December 2007 and 30 September 2007.

RESULTS OF THE GROUP

Consolidated net revenues for the third quarter of 2008 reached 256.2 million euros, an increase of 2.0% over the corresponding period of the previous year at comparable exchange rates (-0.5% at current exchange rates).
Net sales rose to 762.5 million euros in the first nine months of the year compared to 744.4 million euros in the corresponding period of the previous year, taking cumulative growth to 2.4% (+6.1% at comparable exchange rates).

Bulgari Group: results for the nine months ended 30 September 2008
(millions of euros)


NET REVENUES
744.4
762.5
CONTRIBUTION MARGIN
440.1
477.6
498.5
OPERATING PROFIT
95.0
109.3
80.1
NET INCOME
99.1
77.2
2006
2007
2008

Contribution margin remained stable in the quarter at 167.5 million euros. As a percentage of turnover, though, contribution margin rose to 65.4% from the 64.8% of the third quarter of 2007. Contribution margin for the nine months rose by 4.4% to reach 498.5 million euros compared to 477.6 million euros in the corresponding period of the prior year, representing 65.4% of net sales, a considerable increase over the figure of 64.2% achieved in 2007. Despite the continuing unfavourable trend in the exchange rates of the various currencies with the euro, the Group achieved what is an appreciable result by continuing with measures aimed at achieving increased production and distribution efficiencies and by implementing an attentive pricing strategy during the first nine months, made possible by the strength of the Bulgari brand. The effect of hedging gold prices is now recognised in contribution margin (for consistency a reclassification to this effect has been made in the figures for the prior period).
When compared to the corresponding period of the previous year, operating costs, excluding those for advertising and promotion, rose by 13.5% from 291.6 million euros to 330.8 million euros in the first nine

months of the year and from 98.1 million euros to 112.9 million euros (+15.0%) in the third quarter. As already reported in the last two quarters, this planned increase relates mainly to the Group's programme for the development of its commercial activities (flagship stores, emerging markets and the direct distribution of perfumes) and increase of its manufacturing capacity (the verticalisation of the watches segment), reflecting expectations of growth. By year end the rise in costs over the previous year will turn out to be lower than that seen in the first nine months, not only because the first significant effects of the cost containment policy started a few months ago will have begun to appear but also because a large part of the increase in depreciation and amortisation, other general expenses (in particular rent) and personnel costs derives from the considerable investments made during the final quarter of 2007, meaning that any comparison is actually non-homogeneous.

Advertising and promotion costs incurred to support the BVLGARI brand amounted to 87.6 million euros in the first nine months of 2008, a rise of 14.0% compared to the corresponding period in 2007, equivalent to 11.5% of net revenues compared to 10.3% in the first nine months of 2007. Advertising and promotion costs totalled 25.4 million euros in the third quarter of 2008, an increase of 18.2% over the corresponding period in 2007. The rise in costs was also affected by the investments made to support the launch of the new fragrance *Jasmin Noir*, which was presented to the trade and the press in July. Costs were equivalent to 9.9% of net sales in the quarter (8.3% in the third quarter of 2007). It should be emphasised, though, that the considerable rise in advertising and promotion costs is essentially due to a planning process which put emphasis on the first nine months and that the increase being forecast for the full year 2008 will end up at a somewhat more contained level.

As a consequence of the increase in operating costs and the considerable rise in advertising and promotion, operating profit fell by 26.7% to 80.1 million euros in the first nine months of 2008 compared to 109.3 million euros in the corresponding period of 2007, representing 10.5% of net sales compared to 14.7% in 2007. Operating profit reached 29.2 million euros in the third quarter of 2008, representing 11.4% of sales, a decrease of 38.1% over the corresponding period in 2007.

Net profit closed at 77.2 million euros, a fall of 22.1% over the 99.1 million euros for the corresponding period in 2007. Net profit reached 23.0 million euros in the third quarter of 2008, a decrease of 43.7% over 2007 and equal to 9.0% of net sales (15.8% in the third quarter of 2007).

INCOME STATEMENT

Millions of euros	THIRD QUARTER		NINE MONTHS	
	2008	2007	2008	2007
NET REVENUES	256.2	257.4	762.5	744.4
NET CONTRIBUTION MARGIN	167.5	166.8	498.5	477.6
	65.4%	64.8%	65.4%	64.2%
Variable selling expenses	(11.8)	(11.5)	(33.8)	(32.4)
Personnel costs	(47.4)	(42.7)	(140.8)	(124.1)
Other incomes and expenses	(40.2)	(33.5)	(117.4)	(104.9)
Advertising and promotion expenses	(25.4)	(21.5)	(87.6)	(76.8)
Depreciation, amortisation and impairment	(13.5)	(10.4)	(38.8)	(30.0)
TOTAL OPERATING EXPENSES	(138.3)	(119.6)	(418.4)	(368.4)
OPERATING PROFIT	29.2	47.2	80.1	109.3
	11.4%	18.3%	10.5%	14.7%
Other non-operating incomes (expenses)	(3.8)	(1.3)	(0.7)	(1.0)
INCOME BEFORE TAXATION AND MINORITY INTERESTS	25.4	45.8	79.3	108.2
Current and deferred taxation	(2.5)	(5.1)	(2.6)	(9.2)
INCOME BEFORE MINORITY INTERESTS	22.9	40.8	76.7	99.0
	8.9%	15.8%	10.1%	13.3%
Income attributable to minority interests	0.1	(0.0)	0.5	0.1
NET INCOME ATTRIBUTABLE TO THE GROUP	23.0	40.8	77.2	99.1
	9.0%	15.8%	10.1%	13.3%

THE GROUP'S BALANCE SHEET AND FINANCIAL SITUATION

Net financial debt at 30 September 2008 of 330.8 million euros compares with balances of 140.9 million euros at 31 December 2007 and 176.6 million euros at 30 September 2007.

The increase in debt over the nine months from 31 December 2007 is due to the continuation by the Group of its investment plans, which despite a considerable slowing down still required 70 million euros of cash, and a rise of 146 million euros in inventory. A series of external factors contributed in part to this: an increase in the price of gold, a slowdown in sales and supply problems in the watches category relating to semi-finished goods. The reason for the increase in inventory can be found to a large extent in the Group's business strategy, which is aimed at increasing display space in stores and generally enhancing the products on offer in all product categories and repositioning these upwards, in particular those relating to medium and high jewellery. The distribution of a dividend of 96.1 million euros in May 2008 also had an effect on the Group's financial position.

Shareholders' equity at 30 September 2008, including minority interests, amounted to 786.6 million euros (781.3 million euros excluding minority interests) compared to 778.5 million euros at 31 December 2007 and 731.1 million euros at 30 September 2007.

The Group's gearing ratio, being the ratio between debt and shareholders' equity including minority interests, was 42% at 30 September 2008.

The reclassified balance sheet is as follows.

(Millions of euros)	30 Sept 08	31 Dec 07
Net trade receivables	175.4	202.2
Other receivables	72.5	59.3
Inventory	742.6	596.1
Trade payables	(142.4)	(188.0)
Other payables	(68.2)	(55.9)
Total net working capital	**779.9**	**613.7**
Property, plant and equipments and intangible assets	**298.0**	**279.1**
Investments and other financial assets	**45.0**	**40.2**
Other long-term assets (liabilities)	**(5.5)**	**(13.6)**
INVESTED CAPITAL	1,117.4	919.4
Shareholders' equity	**786.6**	**778.5**
Short-term indebtedness	268.9	83.9
Long-term indebtedness	61.9	57.0
Total indebtedness	**330.8**	**140.9**
HEDGE FUNDS	1,117.4	919.4

The above balance sheet is classified using a format highlighting Net Invested Capital and how it is funded by equity and debt. This enables the reader to obtain a more business-oriented view of the Group's financial position from certain aspects, thereby making an analysis of the efficiency of investments simpler and, by taking figures from the income statement, also allowing indices such as ROI and ROE to be calculated in order to identify the return on investment.
Compared to the official format attached to the interim financial statements at 30 September 2008, which follows a more conventional presentation by separating out net assets and net liabilities and shareholders' equity, all the liability items other than financial items are classified in the above format as a reduction in Invested Capital, while liquid funds are classified in "Funding" as a reduction in debt.

INVESTMENTS

Investments of 40.0 million euros were made in property, plant and equipment during the first nine months of 2008, relating in particular to work carried out, or still being carried out, to open or renovate stores.
Among the leading investments mention is made of those regarding the renovation of the stores in Pacific Place (Hong Kong), Melbourne (Australia) and Barcelona (Spain), and those relating to the new stores in Georges V in Paris, Atlanta, Short Hills and San Francisco in the U.S.A., Union Square (Hong Kong) and Doha (Qatar).
Investments in tangible assets also include computer hardware, in particular that of the Parent Company, plant and machinery for the work carried out by the Group's production companies and window displays to be used by the third party distribution network for the exposition of BVLGARI products.

Increases in intangible assets amount to 12.6 million euros and relate principally to expenditure incurred for applications software licences acquired to manage the Group's various business activities, mainly by the Parent Company Bulgari S.p.A.. In addition, certain minor investments have been made to develop watch prototypes and new fragrances to be launched on the market, and to carry out skin tests relating to perfumes.

DETAILED REVENUE ANALYSIS

REVENUES BY PRODUCT TYPE

There was yet another increase in sales in the jewellery segment, the Group's core business, in the third quarter of 2008, this time amounting to 4% (1% at current exchange rates), taking the cumulative figure at the end of September to 7% (2% at current exchange rates). This result is particularly impressive and especially positive considering that the comparative base includes two exceptional sales of high jewellery made by the flagship store in Fifth Avenue in New York last year, and acts as confirmation of a business strategy aimed at enhancing and enlarging successful lines by introducing new products.
Watches fell by 6% during the quarter (-7% at current exchange rates). This performance was once again partially affected by production problems caused by a shortage of components and a slowdown in demand in the third party channel. Despite the excellent reception given to the new products launched in the watches segment, with the restyling of the Diagono line, there was a fall of 3% (-6% at current exchange rates) in the watches category for the nine months; this decrease is amongst other things partly due to the absence of the Carbongold *entry price* line, for which sales were discontinued in 2007.
Turnover in the accessories category, in the first nine months, fell by -2% (-4% at current exchange rates). In the third quarter of 2008 the change in this segment is -16% (-17% at current exchange rates), although this should be compared to the rise of 38% achieved in the corresponding quarter of the previous year. If, however, the performance of the directly managed stores is considered, then there has been significant, double digit, growth in this category, in both the quarter and the nine months as a whole, consistent with the business strategy adopted last year.
The extraordinary success of the Perfumes Division continued with growth in the third quarter reaching 15% at comparable exchange rates (+11% at current exchange rates), taking turnover for the nine months to 168.7 million euros, an increase of 21% (+16% at current exchange rates). The new line *Aqua Pour Homme Marine* was launched in the first part of the year, encountering considerable success, while the new fragrance *Jasmin Noir* was presented during the quarter, receiving an excellent welcome.
The Hotel&Resorts Division made a contribution of 4.1 million euros to turnover in the third quarter of the year, a rise of 24% over the corresponding period of 2007, with growth in the Division for the full nine months reaching 39%.

Table 1 below sets out revenues by product type for the third quarter of 2008, in absolute terms and as a percentage of total revenues, together with the changes at current and comparable exchange rates over the same period of the previous year.

TABLE 1
BULGARI GROUP
REVENUES BY PRODUCT TYPE – THIRD QUARTER

Product line	Third quarter 2008				Third quarter 2007			
			Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Jewellery	*106.3*	*41%*	*+1*	*+4*	*105.3*	*41%*	*+14*	*+19*
Watches	*65.9*	*26%*	*-7*	*-6*	*71.1*	*28%*	*-1*	*+4*
Accessories	*16.2*	*6%*	*-17*	*-16*	*19.5*	*8%*	*+29*	*+38*
Other (royalties from FR included)	*1.6*	*1%*	*-10*	*-*	*1.8*	*0%*	*+14*	*-*
JWA Division	190.0	74%	-4	-2	197.7	77%	+9	+15
Perfume Division	60.5	24%	+11	+15	54.2	21%	+3	+7
Hotel Division	4.1	1%	+24	-	3.3	1%	+13	-
Royalties from TP and other (IC elim. incl.)	1.6	1%	-27	-	2.2	1%	-4	-
TOTAL NET REVENUES	**256.2**	**100%**	**0%**	**+2**	**257.4**	**100%**	**+8**	**+13**

Table 2 below sets out revenues by product type for the nine months ended 30 September 2008, in absolute terms and as a percentage of total revenues, together with the changes at current and comparable exchange rates over the same period of the previous year and over 2007 as a whole.

TABLE 2
BULGARI GROUP
REVENUES BY PRODUCT TYPE – CUMULATIVE AT 30 SEPTEMBER AND TOTAL 2007

Product line	30 September 2008				30 September 2007				Total 2007			
			Δ % vs PVY				Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Jewellery	*318.9*	*42%*	*+2*	*+7*	*311.7*	*42%*	*+14*	*+20*	*459.9*	*42%*	*+14*	*+20*
Watches	*191.7*	*25%*	*-6*	*-3*	*203.5*	*27%*	*+2*	*+8*	*294.8*	*27%*	*+2*	*+8*
Accessories	*57.6*	*8%*	*-4*	*-2*	*60.1*	*8%*	*-4*	*+3*	*84.4*	*8%*	*-5*	*+1*
Other (royalties from FR included)	*5.2*	*0%*	*-5*	*-*	*5.5*	*1%*	*+12*	*-*	*7.5*	*1%*	*+2*	*-*
JWA Division	573.4	75%	-1	+2	580.8	78%	+8	+14	846.6	78%	+8	+13
Perfume Division	168.7	22%	+16	+21	145.8	20%	+12	+16	221.9	20%	+11	+15
Hotel Division	13.7	2%	+39	-	9.8	1%	+16	-	13.6	1%	+21	-
Royalties from TP and other (IC elim. incl.)	6.7	1%	-17	-	8.0	1%	+15	-	8.9	1%	-13	-
TOTAL NET REVENUES	**762.5**	**100%**	**+2**	**+6**	**744.4**	**100%**	**+9**	**+14**	**1,091.0**	**100%**	**+8**	**+14**

Operating earnings by sector are reported in the notes.

REVENUES BY GEOGRAPHICAL AREA

There has been a general slowing down of sales in all geographical areas as a consequence of the world financial market crisis and its repercussions on the demand for goods and services.
There was a fall of 8% in Italy in the first nine months of 2008 compared to the corresponding period in 2007. This performance goes in the reverse direction to the positive trend seen throughout the rest of Europe, where sales rose by 6% and where all countries made a contribution.
Sales in America decreased by 6% at comparable exchange rates in the first nine months of 2008. This result was however affected, as noted earlier, by the exceptional sales of high jewellery made in the corresponding period in 2007; excluding those sales, the area performed positively with growth approaching double digits.
Turning to Asia (+9%) sales in Japan fell during the quarter as the result of lower sales in the third party channel and modest growth in the retail channel, taking the result for the first nine months to an increase of 2%.
The rest of Asia confirmed the trend in sales growth (+7% at comparable exchange rates compared to +39% in the corresponding quarter of 2007). There was overall growth of 18% in this area during the full nine months, in which the exceptional performance of the Chinese market and of the directly managed stores in general should be highlighted.
There was growth too in the Middle East, which rose by 9% at current exchange rates in the third quarter.

Table 3 below sets out revenues by geographical area for the third quarter of 2008, determined on the basis of outlet market, in absolute terms and as a percentage of total revenues, together with the changes at current and comparable exchange rates over the same period of the previous year.

TABLE 3
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA – THIRD QUARTER

Geographical area	**Third quarter 2008**				**Third quarter 2007**			
			Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Europe	106.3	42%	+5	-	101.7	40%	+9	-
of which Italy	*29.5*	*11%*	*-5*	-	*31.1*	*12%*	*+5*	-
America	36.0	14%	-15	-8	42.1	16%	+12	+20
Asia	102.4	40%	+0	+2	102.2	40%	+11	+21
of which Japan	*55.1*	*22%*	*-2*	*-3*	*56.3*	*22%*	*+0*	*+9*
of which rest of Asia	*47.3*	*18%*	*+3*	*+7*	*45.9*	*18%*	*+29*	*+39*
Middle East	8.1	3%	+9	-	7.4	3%	-31	-
Other	3.4	1%	-13	-	4.0	1%	-20	-
TOTAL NET REVENUES	**256.2**	**100%**	**0%**	**+2**	**257.4**	**100%**	**+8**	**+13**

Table 4 below sets out revenues by geographical area for the nine months ended 30 September 2008, determined on the basis of outlet market, in absolute terms and as a percentage of total revenues, together with the changes at current and comparable exchange rates over the same period of the previous year and over 2007 as a whole.

TABLE 4
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA – CUMULATIVE AT 30 SEPTEMBER AND TOTAL 2007

Geographical area	**30 September 2008**				**30 September 2007**				**Total 2007**			
			Δ % vs PVY				Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Europe	301.9	40%	+6	-	283.6	38%	+10	-	427.3	39%	+10	-
of which Italy	*87.6*	*11%*	*-8*	-	*95.2*	*13%*	*+12*	-	*141.4*	*13%*	*+8*	-
America	104.8	14%	-16	-6	124.3	17%	+17	+24	176.4	16%	+12	+21
Asia	311.4	41%	+5	+9	295.5	40%	+6	+16	429.3	39%	+6	+15
of which Japan	*159.9*	*21%*	*+2*	*+2*	*157.3*	*21%*	*-13*	*-3*	*231.7*	*21%*	*-10*	*-1*
of which rest of Asia	*151.5*	*20%*	*+10*	*+18*	*138.2*	*19%*	*+40*	*+49*	*197.6*	*18%*	*+32*	*+41*
Middle East	32.7	4%	+11	-	29.5	4%	-6	-	40.4	4%	-0	-
Other	11.7	1%	+2	-	11.5	1%	-2	-	17.6	2%	+6	-
TOTAL NET REVENUES	**762.5**	**100%**	**+2**	**+6**	**744.4**	**100%**	**+9**	**+14**	**1,091.0**	**100%**	**+8**	**+14**

SIGNIFICANT EVENTS AT A GROUP LEVEL IN THE NINE MONTHS ENDED 30 SEPTEMBER 2008

Bulgari Ireland Ltd. was incorporated on 28 February 2008. This company, having its registered office in Dublin and authorised share capital of 1,000,000 euros, is fully owned by Bulgari S.p.A. and will work alongside the currently existing distribution structures with the aim of improving the planning of the production and sales cycles and optimising logistical processes.

Bulgari Qatar LLC was formed on 30 April 2008. This company, having its registered office in Doha and authorised share capital of QAR 8,230,612, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Qatar and managing the stores in that country.

On 6 May 2008 Bulgari International Corporation N.V. purchased the residual capital of 50% of LB Diamonds S.a.r.l. (equal to CHF 1,250,000).
On the same day the joint venture agreement between BIC and L.L.D. Diamonds Ltd. was terminated.

Bulgari Kuwait WLL was formed on 30 June 2008. This company, having its registered office in Kuwait City and authorised share capital of Kwd 100,000, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Kuwait and managing the stores in that country.

No treasury shares were held at 30 September 2008.

There were no other significant events relating to the nine months ended 30 September 2008.

SUBSEQUENT EVENTS

In November Bulgari Global Operations SA purchased all of the shares held by Bulgari International Corporation N.V. in LB Diamond S.a.r.l.. Book value at 30 October 2008 was preferred for determining the transfer price since both companies, the buyer and the seller, are directly or indirectly controlled by Bulgari International Corporation N.V..

Other information

Key elements of the adaptation plan as per articles 36 and 39 of the market regulations

Bulgari S.p.A. has drawn up an adaptation plan to satisfy the requirements of article 39 of the Consob Market Regulations referring to the "Conditions for the listing of the shares of companies controlling companies established and regulated by the laws of states not belonging to the European Union" as per article 36 of the Regulations (issued to implement article 62, paragraph 3-bis of Legislative Decree no.58/98 as amended on 25 June 2008 with Resolution no. 16530).

This plan identifies the scope of application within the Bulgari Group of the specific requirements, and for each of the conditions set out by article 36 describes the implementation status at the present time and, where necessary, the steps that the Group plans to take in this respect, together with the related timing.

The principal elements of the plan are as follows.

- Ten subsidiaries based in 4 different countries which are not members of the European Union are considered significant pursuant to paragraph 2 of article 36 and fall within the scope of application of the measure.
- The administrative, accounting and reporting systems currently in place in the Bulgari Group already enable the companies falling within the scope as stated above to satisfy the requirements of the regulations, in terms of making available to the public the financial statements prepared for the Group's consolidated financial statements and as regards the suitability of the system for providing both management and the Parent Company's auditors on a regular basis with the information required to prepare the consolidated financial statements.
- As concerns the requirement to obtain the bylaws from these companies and the composition and powers of their corporate bodies, the Parent Company already has continuous access to details of the composition of the corporate bodies of all of its subsidiaries and the positions held, as well as a copy of the latest versions of their bylaws. A process has been started to collect copies of the formal documents relating to the bylaws and the delegation of powers, and to file these centrally, and a procedure is being completed which will ensure that these will then be regularly updated.
- In terms of the requirement for the Parent Company to check information flow to the central auditor, needed as part of the procedures for the audit of the Parent's annual and interim financial statements, it is considered that the present process for communicating with the auditor, which is distributed across the various levels of the corporate control chain and is active throughout the whole year, functions effectively.

Organisational, management and control model pursuant to Legislative Decree no. 231/01

An updated version of the organisational, management and control model was approved during the first nine months of 2008 which incorporates the regulatory changes introduced by Law no. 123/2007 ("Manslaughter and serious or extremely serious injury arising from the violation of the regulations to avoid accidents at work and to safeguard health and safety in the workplace") and Legislative Decree no.231/2007, which extended the regulations to money-laundering offences.

The Supervisory Body has met four times and reported on its work to the Board of Directors and the Internal Control Committee.

Transactions with Group companies and related parties

Bulgari S.p.A. has its registered office in via Lungotevere Marzio 11, Rome, is the Parent Company and has a share capital of 21.0 million euros.

Bulgari S.p.A. is the owner of the BVLGARI trademark and its main activities are as follows:

- purchasing equity holdings and granting loans to Group companies;
- commercial exploitation associated with the use of the BVLGARI name and trademark;
- technical, financial and administrative coordination of the companies in which investments are held;
- the invention, design and creation of articles of jewellery, gold jewellery, watches, perfumes, cosmetics, silk and leather accessories and porcelain, silver and crystal items.

Bulgari S.p.A. maintains business relations, governed by specific agreements relating to the licensing of the BVLGARI trademark, with the various subsidiaries that manufacture and distribute BVLGARI brand products.
In addition, the Parent Company also maintains business relations with subsidiaries, likewise governed by specific agreements, relating to the provision of technical, legal, fiscal, administrative, commercial, financial and ICT services.
The Parent Company also performs a financial role with Group companies by providing centralised treasury management services.

Transactions between Group companies relating to the sale of goods, the provision of services and financial activities are carried out under market conditions, taking into account the characteristics of the transactions. The procedure at Group level which governs related party transactions was approved by the Board of Directors on 7 March 2007.

No abnormal or unusual transactions or significant non-recurring transactions were carried out in the period, as these are defined by Consob in Communication no. DEM/6064203 of 28 July 2006.

Details of related party transactions, and the percentages that commercial and financial transactions between Bulgari S.p.A. and other Group companies represent, are reported in the notes to the interim financial statements at 30 September 2008 as required by the Consob Communication no. DEM/6064293 of 28 July 2006.

Research and development activities

The Bulgari Group carries out research and development activities relating to the invention, creation and development of new products within all its product types, and namely jewellery, watches, accessories, perfumes and cosmetics.

Other information

For information regarding details of financial instruments and policies for the hedging of risks, reference should be made to the details provided in the notes to the interim consolidated financial statements at 30 September 2008.

OUTLOOK FOR 2008

The results achieved by Bulgari in the third quarter inevitably reflect the economic crisis currently in course and the consequent reduction in purchasing tendency, a crisis which has hit all sectors at a world level and which continued to have repercussions in October.
Despite this, the Group is firmly determined to confirm and defend the long-term strategies adopted until now to enhance the strength and appeal of its brand, the top quality level of its products and the necessary defence of its key markets, though as part of a cost containment policy whose aim is to arrive at further improvements in efficiency in the medium term. It is therefore realistic, in what continues to be a tumultuous economic climate and in view of the difficulty in making forecasts regarding future developments, to assume that the increase in revenues for the current year will be lower than that originally planned and as a consequence to expect that there will be a significant reduction in both net profit and operating profit compared to the previous year.

Bulgari S.p.A.

Managing Director
Francesco Trapani

B V L G A R I

Bulgari S.p.A and Subsidiaries
(Bulgari Group)

Interim consolidated financial statements

B V L G A R I

Bulgari S.p.A and Subsidiaries
(Bulgari Group)

Consolidated financial statements
at 30 September 2008

Bulgari Group
Consolidated income statement for the third quarter of 2008

€/000

	Note	III Q 2008	III Q 2007	Variation %	September 2008	*of which versus related parties:*	September 2007	*of which versus related parties:*	Variation %
Total net revenues	2	256,149	257,432	-0.5%	762,517	116	744,439	140	2.4%
Cost of sales		(88,680)	(90,646)	-2.2%	(264,047)		(266,801)		-1.0%
Total contribution margin		167,469	166,786	0.4%	498,470		477,638		4.4%
		65.4%	64.8%		65.4%		64.2%		
Net operating expenses	4	(138,298)	(119,624)	15.6%	(418,391)	(98)	(368,386)	(71)	13.6%
Operating profit		29,171	47,162	-61.7%	80,079		109,252		-26.7%
		11.4%	18.3%		10.5%		14.7%		
- Financial gains (losses)		*(3,809)*	*(3,547)*		*(10,997)*	*(74)*	*(7,686)*	*(159)*	
- Foreign exchange gain (losses)		*38*	*2,226*		*10,263*		*6,649*		
Total financial gains (losses)	5	(3,771)	(1,322)	185.3%	(734)		(1,037)		-29.2%
Net result before taxes		25,400	45,840	-44.6%	79,345		108,215		-26.7%
Current and deferred taxes	6	(2,529)	(5,072)	-50.1%	(2,626)		(9,221)		-71.5%
Net result		22,871	40,768	-43.9%	76,719		98,994		-22.5%
of which									
Minority interest profit		(82)	14	-698.0%	(456)		(113)		303.4%
Group Share of Net result		22,953	40,754	-43.7%	77,175		99,107		-22.1%
		9.0%	15.8%		10.1%		13.3%		

	Note	September 2008	September 2007
Earning per share (in Euros)	14	0.26	0.33
Number of shares on which the calculation is based		299,893,560	299,892,310
Diluted earning per share (in Euros)	14	0.25	0.33
Number of shares on which the calculation is based		303,677,224	304,302,137

Bulgari Group
Consolidated balance sheet at 30 September 2008

€/000

	Note	30 september 2008	*of which versus related parties:*	31 december 2007	*of which versus related parties:*
Property, plant and equipment	7	175,772		160,983	
Intangible assets	8	122,215		118,049	
Investiments and other non current financial activities	9	45,011		40,236	
Other non current assets	10	40,743	1,451	34,118	1,368
NON CURRENT ASSETS		**383,741**		**353,386**	
NON CURRENT ASSETS HELD FOR SALES		-		-	
Inventories		742,552		596,116	
Receivables		175,387	70	202,186	57
Other current assets	11	73,452	15	72,068	1,908
Cash and cash equivalent	12	7,904		21,681	
CURRENT ASSETS		**999,295**		**892,051**	
TOTAL ASSETS		**1,383,036**		**1,245,437**	
Shareholders' equity for the Group		781,344		773,857	
Net equity of minority Shareholders		5,293		4,605	
Total Shareholders' equity	13	**786,637**		**778,462**	
Plants for employees benefits	19	18,370		16,515	
Provisions for risk and charges	20	5,221		6,063	
Other non current liabilities	10, 15	24,534		26,686	
Non current financial bank debts	17	59,973		55,444	
NON CURRENT LIABILITIES		**108,098**		**104,708**	
NON CURRENT LIABILITIES HELD FOR SALES		-		-	
Trade payables		142,433	166	187,941	1,227
Other current liabilities	16	76,197	3	57,827	2
Current bank financial debts	17	269,671		116,499	
CURRENT LIABILITIES		**488,301**		**362,267**	
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**1,383,036**		**1,245,437**	

Bulgari Group
Consolidated cash flow statement for the nine months ended 30 September 2008
€/000

	30 September 2008	30 September 2007
Cash flows from operating activities		
Profit after tax	77,175	99,107
Depreciation, amortization and impairment of fixed assets	39,198	30,088
Interest and income taxes	20,279	14,668
Cash flows from operating activities	*136,652*	*143,863*
(Increase) Decrease in receivables in working capital	13,385	17,612
(Increase) Decrease in inventory	(110,356)	(108,992)
Increase (Decrease) in payables	(23,652)	(18,111)
Exchange differences	(29,008)	21,882
Income taxes paid	(19,133)	(19,585)
Interest paid	(14,701)	(11,285)
Other changes, net	(1,458)	(684)
Cash flows from changes in net working capital	*(184,923)*	*(119,163)*
Other medium/long-term assets (including other non-current financial assets)	(9,714)	(1,321)
Other medium/long-term liabilities	(32)	(152)
(a) Cash flows from operating activities	**(58,017)**	**23,227**
Cash flows from investing activities		
Purchase of companies (excluding cash/debt acquired)	(7,298)	(2,404)
Purchases of property, plant and equipment (net of disposals)	(40,019)	(43,153)
Purchase of intangible assets	(12,596)	(15,788)
Reimbursment of investments in other company (excluding other non-current financial assets)	(1,602)	8,944
Other changes	(5,539)	6,803
Interest received	4,275	3,569
(b) Cash flows from investing activities	**(62,779)**	**(42,029)**
Cash flows from financing activities		
Changes in shareholders' equity for increase in share capital	55	45
Changes in shareholders' equity relating to minority interests	688	(3,799)
Dividends paid	(96,094)	(86,876)
Other changes	26,351	(20,305)
(c) Total changes in shareholders' equity	*(69,000)*	*(110,935)*
Changes in medium/long-term financial payables	4,943	(2,219)
Changes in medium/long-term financial receivables	(83)	(438)
(d) Total changes in medium/long-term financial assets	*4,860*	*(2,657)*
(e) Cash flows from financing actitivities	**(64,140)**	**(113,592)**
(f) Difference in short-term net cash (short-term debt) (a)+(b)+(e)	**(184,936)**	**(132,394)**
Net cash (short-term debt) at the beginning of the year	***(140,931)***	***(46,854)***
Changes in short-term debt (f)	(184,936)	(132,394)
Changes in long-term debt (e)	(4,860)	2,657
Net cash (short-term debt) at the end of the year	***(330,727)***	***(176,591)***
of which: - cash and bank	7,904	34,833
- current financial payables	(277,719)	(184,283)
- current financial assets	931	6,460
- non-current financial payables	(63,294)	(34,967)
- non current financial receivables	1,451	1,366

Statement of changes in consolidated shareholders' equity from 31 December 2007 to 30 September 2008

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reserve	Hedging reserve	Retained earnings	Net income period	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2007	**20,965**	**120,614**	**5,762**	**(49,091)**	**4,490**	**9,142**	**5,213**	**505,844**	**150,918**	**773,857**	**4,605**	**778,462**
Fluctuations in foreign exchange rates	-	-	-	29,511	-	-	-	-	-	29,511	1,144	30,655
Reclassifications	-	-	-	-	-	-	-	(480)	-	(480)	-	(480)
Fair value of derivatives	-	-	-	-	-	-	(10,347)	-	-	(10,347)	-	(10,347)
Total gains and losses directly recognized to shareholders' equity	-	-	-	**29,511**	-	-	**(10,347)**	**(480)**	-	**18,684**	**1,144**	**19,828**
Net income of the year	-	-	-	-	-	-	-	-	77,175	77,175	(456)	76,719
Total gains and losses	-	-	-	-	-	-	-	-	**77,175**	**77,175**	**(456)**	**76,719**
Dividends paid	-	(39,776)	-	-	-	-	-	(56,318)	-	(96,094)	-	(96,094)
Allocation of 2007 net income	-	-	-	-	-	-	-	150,918	(150,918)	-	-	-
Treasury stock sales	55	7,979	-	-	(1,688)	-	-	-	-	6,346	-	6,346
Capital increase due to exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-
Stock Options	-	-	-	-	-	1,376	-	-	-	1,376	-	1,376
Balance as at 30 September 2008	**21,020**	**88,817**	**5,762**	**(19,580)**	**2,802**	**10,518**	**(5,134)**	**599,964**	**77,175**	**781,344**	**5,293**	**786,637**

Statement of changes in consolidated shareholders' equity from 31 December 2006 to 30 September 2007

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reserve	Hedging reserve	Retained earnings	Net income period	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2006	20,970	123,648	5,762	(21,350)	3,914	6,796	2,382	458,482	134,271	734,875	8,080	742,955
Fluctuations in foreign exchange rates	-	-	-	(27,324)	-	-	-	-	-	(27,324)	(1,031)	(28,355)
Fair value of derivatives	-	-	-	-	-	-	289	-	-	289	-	289
Total gains and losses directly recognized to shareholders' equity	-	-	-	(27,324)	-	-	289	-	-	(27,035)	(1,031)	(28,066)
Net income of the year	-	-	-	-	-	-	-	-	99,107	99,107	(113)	98,994
Total gains and losses	-	-	-	-	-	-	-	-	99,107	99,107	(113)	98,994
Dividends paid	-	-	-	-	-	-	-	-	(86,876)	(86,876)	-	(86,876)
Allocation of 2006 net income	-	-	-	-	-	-	-	47,395	(47,395)	-	-	-
Treasury stock sales	-	-	-	-	551	-	-	-	-	551	-	551
Capital increase due to exercise of stock options	45	4,408	-	-	-	-	-	-	-	4,453	-	4,453
Stock Options	-	-	-	-	-	1,770	-	-	-	1,770	-	1,770
Acquisition of 49% Bulgari Korea	-	-	-	-	-	-	-	-	-	-	(2,655)	(2,655)
Balance as at 30 September 2007	21,015	128,056	5,762	(48,674)	4,465	8,566	2,671	505,877	99,107	726,845	4,281	731,126

B V L G A R I

Bulgari S.p.A. and Subsidiaries
(Bulgari Group)

Notes to the financial statements
at 30 September 2008

Bulgari Group
Interim management statements at 30 September 2008

SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

Bulgari S.p.A. (referred to in the following as the "Parent Company") is a company having its registered office in Italy and its domicile in Via Lungotevere Marzio 11, Rome. The interim consolidated financial statements at 30 September 2008 include the results of the Parent Company and its subsidiaries and joint ventures (together referred to as the "Group"). The financial statements used in preparing these consolidated financial statements are those prepared by the Directors of the individual Group companies.
These interim management statements were authorised for publication by the Board of Directors on 13 November 2008.

(a) Statement of compliance

The Bulgari Group prepares its annual consolidated financial statements in accordance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS)) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), as adopted by the European Commission (also referred to in the following overall as "IFRS"), and with the provisions issued to implement article 9 of Legislative Decree no. 38/2005. Following the introduction of European Community Regulation no. 1606 of 19 July 2002, and on the basis of the requirements of article 81 of the Regulations for Issuers as amended by the "transparency directive" introduced into Italian legislation by Legislative Decree no. 195 of 6 November 2007, the Bulgari Group has prepared its interim consolidated financial statements at 30 September 2008 in accordance with International Accounting Standard 34 *Interim Financial Reporting*.
These unaudited interim consolidated financial statements may not include all the disclosures required in the preparation of annual financial statements and should be read together with the consolidated financial statements for the year ended 31 December 2007.

(b) Accounting principles

Reference should be made to the accounting principles used for the preparation of the consolidated financial statements at 31 December 2007 for details of those used in the preparation of these interim consolidated financial statements.

Certain measurement processes, in particular those of a more complex nature, such as those to determine whether fixed assets have been impaired, are generally only carried out fully during the preparation of the annual financial statements, when all the information required in this respect is available, unless there is any indication that an asset may be impaired, in which case an immediate assessment is made as to whether there any impairment losses.
In the same manner the actuarial valuations required for making calculations connected with employee benefit plans are performed during the preparation of the year end financial statements.

c) Recently issued accounting standards and interpretations (as approved at 13 November 2008)

(i) applied during the period

On 13 October 2008 the IASB issued amendments to IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 7 *Financial Instruments: Disclosures* that permit an entity to reclassify certain non-derivative financial instruments out of the "fair value through profit or loss" category in particular circumstances. The amendments also permit an entity to transfer loans and receivables from the "available-for-sale" category to the "held-to-maturity" category if the entity has the intention and ability to hold such instruments for the foreseeable future. The amendments are applicable from 1 July 2008, although adoption did not have any effect on these interim consolidated financial statements as the Group did not make any of the reclassifications permitted.

(ii) not applied early or not yet applicable

- in July 2008 the IASB issued an amendment to IAS 39 *Financial Instruments: Recognition and Measurement* which must be applied retrospectively from 1 January 2010. The amendment clarifies how the existing principles underlying hedge accounting should be applied in particular situations. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting the amendment;
- in July 2008 the IFRIC issued interpretation IFRIC 16 *Hedges of a Net Investment in a Foreign Operation*. The interpretation clarifies that the presentation currency does not create an exposure to which an entity may apply hedge accounting and that consequently a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation; the interpretation also clarifies that on disposal of the net investment in foreign currency, while IAS 39 *Financial Instruments: Recognition and Measurement* must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 *The Effects of Changes in Foreign Exchange Rates* must be applied in respect of the hedged item. The interpretation is effective from 1 January 2009. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting the interpretation;
- in February 2008 the IASB issued amendments to IAS 32 *Financial Instruments: Presentation* and to IAS 1 *Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation*. In particular, these amendments require puttable financial instruments and instruments that impose on an entity an obligation to deliver to another party a pro rata share of the net assets of the entity, to be classified as equity instruments. These amendments are effective from 1 January 2009. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting these amendments;
- in January 2008 the IASB issued an amendment to IFRS 2 *Share-based Payment: Vesting Conditions and Cancellations* which is effective from 1 January 2009; the amendment clarifies that service conditions and performance conditions are the only conditions that need to be satisfied for the counterparty to become entitled to receive equity instruments under a share-based payment agreement. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting this amendment;
- in January 2008 the IASB issued a revised version of IFRS 3 *Business Combinations* and an amended version of IAS 27 *Consolidated and Separate Financial Statements*. The main changes that revised IFRS 3 will make to existing requirements are the elimination of the need to measure every asset and liability at fair value at each step in a step acquisition. In these cases goodwill is measured as the difference at acquisition date between the value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired. Moreover, for a business combination in which the acquirer achieves control without purchasing all of the acquiree, the remaining (non-controlling) equity interests are measured either at fair value or by using the method already provided in IFRS 3. The revised IFRS 3 also requires acquisition-related costs to be recognised as expenses and the acquirer to recognise the obligation to make an additional payment (contingent

consideration) as part of the business combination. In the amended version of IAS 27, the IASB has added a requirement specifying that changes in a parent's interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions and recognised within equity. Moreover, when a parent loses control of a subsidiary but retains an ownership interest it must initially measure any retained investment at fair value and recognise any gains or losses resulting from the loss of control in profit or loss. Finally, the amendment to IAS 27 requires losses pertaining to non-controlling interests to be allocated to non-controlling interest equity, even if this results in the non-controlling interest having a deficit balance. The new rules will apply prospectively from 1 January 2010. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting the revised and amended standards;

- in November 2006 the IASB issued IFRS 8 *Operating Segments* which will become effective (and therefore applicable to the Group) on 1 January 2009 and which will replace IAS 14 *Segment Reporting*. The new standard requires an entity to base the information provided in segment reporting upon the components of the entity that management uses to make decisions about operational matters and therefore to identify these operating segments on the basis of internal reporting. Adopting this standard will have no effect on the measurement of items in the financial statements;
- in September 2007 the IASB issued a revised version of IAS 1 *Presentation of Financial Statements* which is effective for annual periods beginning on or after 1 January 2009. The revised standard requires an entity to present changes in its equity resulting from transactions with owners in a statement of changes in equity. All non-owner changes are required to be presented either in a single statement of comprehensive income or in two separate statements. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting this revised standard;
- in July 2007 the IFRIC issued interpretation IFRIC 13 *Customer Loyalty Programmes* which is effective for annual periods beginning on or after 1 July 2008. The interpretation establishes the way in which obligations arising on the granting of loyalty award credits to customers on the sale of goods or services are to be accounted for. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting this interpretation;
- in July 2007 the IFRIC issued interpretation IFRIC 14 *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* which became effective on 1 January 2008. The interpretation provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as a plan asset and also provides an explanation of the accounting consequences if there is a statutory or contractual minimum funding requirement. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting this interpretation;
- in March 2007 the IASB issued a revised version of IAS 23 *Borrowing Costs*. In this new version the option has been removed of immediately recognising as an expense borrowing costs that relate to assets that normally take a substantial period of time to get ready for use or sale. The new standard is effective from 1 January 2009. At the date of this report the competent bodies of the European Union had not yet completed their process for adopting this revised standard.

(d) Translation of foreign currency financial statements

The rates of exchange between the euro and the currencies of those countries which have not adopted the single currency are as follows:

	30/09/2008	31/12/2007	30/09/2007

Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet	Income Statement	Balance Sheet
USD	1.5217	1.4303	1.3705	1.4721	1.3444	1.4179
YEN	161.0364	150.4700	161.2526	164.9300	160.3884	163.5500
CHF	1.6082	1.5774	1.6427	1.6547	1.6371	1.6601
GBP	0.7820	0.7903	0.6843	0.7334	0.6765	0.6968
SGD	2.1153	2.0439	2.0636	2.1163	2.0493	2.1066
HKD	11.8658	11.1124	10.6912	11.4800	10.4998	11.0055
AUD	1.6686	1.7739	1.6348	1.6757	1.6373	1.6073
MYR	4.9519	4.9238	4.7076	4.8682	4.6561	4.8315
DKK	7.4576	7.4611	7.4506	7.4583	7.4491	7.4544
TWD	47.1836	46.1529	45.0252	47.2833	44.3822	46.5059
KRW	1,542.6356	1,726.3000	1,272.9900	1,377.9600	1,252,5645	1,297.5900
CNY	10.6263	9.7954	10.4178	10.7524	10.3014	10.6429
THB	49.3325	48.4730	44.2140	43.8000	43.9322	45.0630
MOP	12.1800	11.4111	11.0124	11.7086	10.8188	11.3904
PAB	1.5217	1.4303	1.3705	1.4721	-	-
QAR	5.6040	5.1944	-	-	-	-
KWD	0.4073	0.3809	-	-	-	-

1. Acquisition/establishment and disposal of companies

Bulgari Ireland Ltd. was incorporated on 28 February 2008. This company, having its registered office in Dublin and authorised share capital of 1,000,000 euros, is fully owned by Bulgari S.p.A.. and will work alongside the currently existing distribution structures with the aim of improving the planning of the production and sales cycles and optimising logistical processes.

Bulgari Qatar LLC was formed on 30 April 2008. This company, having its registered office in Doha and authorised share capital of QAR 8,230,612, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Qatar and managing the stores in that country.

On 6 May 2008 Bulgari International Corporation N.V. purchased the residual capital of 50% of LB Diamonds S.a.r.l. (equal to CHF 1,250,000).
On the same day the joint venture agreement between BIC and L.L.D. Diamonds Ltd. was terminated.

Bulgari Kuwait WLL was formed on 30 June 2008. This company, having its registered office in Kuwait City and authorised share capital of Kwd 100,000, is held as to 49% by Bulgari International Corporation N.V. and will be responsible for distribution activities in Kuwait and managing the stores in that country.

Information regarding the scope of consolidation may be found in note 28.

2. Revenues

Thousands of euros	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Net sales	252,875	253,309	750,574	730,519
Royalties	2,880	3,635	10,753	11,330
Other revenues	394	488	1,190	2,590
	256,149	257,432	762,517	744,439

Reference should be made to note 21"Segment information" and the Report of the Board of Directors on the Group's operations for an analysis of revenues by product type and by geographical area.

3. Cost of sales

Cost of sales of 264,047 thousand euros for the nine months ended 30 September 2008 (266,801 thousand euros for the nine months ended 30 September 2007) consists of the cost of production or purchase of products and goods which have been sold. In particular, it includes the cost of materials and transformation, general expenses directly related to production, the depreciation and amortisation of plant and machinery and intangible assets associated with production and write-downs of inventory. This item includes income of 7,166 thousand euros arising from hedging gold prices (822 thousand euros for the nine months ended 30 September 2007).

4. Operating expenses, net

Thousands of euros	Note	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Personnel costs	21	47,417	42,686	140,769	124,142
Variable selling expenses		11,789	11,525	33,778	32,438
Other selling, general and administrative expenses		53,708	43,933	156,272	134,989
Advertising and promotion expenses		25,384	21,480	87,572	76,817
		138,298	119,624	418,391	368,386

Personnel costs relate to both selling and administrative functions.

Variable selling expenses

Thousands of euros	Note	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Credit card commissions		1,203	1,061	3,642	3,478
Intermediaries' fees		2,370	2,152	6,120	5,540
Transport expenses		3,535	3,281	10,802	9,494
Sales commissions	21	1,777	2,046	5,026	5,740
Other		2,904	2,985	8,188	8,186
		11,789	11,525	33,778	32,438

Other selling, general and administrative expenses

Thousands of euros	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Rentals	19,157	15,471	55,278	45,414
Other operating expenses	9,157	8,083	27,673	24,771
Other general expenses, net	25,394	20,379	73,321	64,804
	53,708	43,933	156,272	134,989

5. Financial income (expense)

Interest income

Thousands of euros	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Dividend income from third parties	-	-	-	507
Bank interest income	31	147	300	440
Interest income from the public administration	62	46	191	123
Premium income on hedging activities	1,317	602	3,111	1,881
Other	43	57	132	172
	1,453	852	3,734	3,123

Interest expense

Thousands of euros	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Bank interest expense	(23)	(8)	(126)	(117)
Loan interest expense	(3,338)	(2,104)	(7,524)	(4,220)
Premium expense on hedging activities	(1,525)	(1,835)	(5,818)	(5,259)
Other	(16)	(28)	(39)	(71)
	(4,902)	(3,975)	(13,507)	(9,667)

Other financial income (expense)

Thousands of euros	Note	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Financial discount and allowance income		120	125	309	215
Gains on the sale of equity investments		-	-	-	350
Financial discount and allowance expense		(127)	(163)	(462)	(512)
Bank commissions and charges		(186)	(236)	(579)	(636)
Actuarial losses on employees' leaving entitlement (TFR)	21	(123)	(117)	(369)	(350)
Other		(44)	(34)	(123)	(209)
		(360)	(425)	(1,224)	(1,142)

6. Taxation

Thousands of euros	Note	Q3 2008	Q3 2007	30/09/2008	30/09/2007
Current taxation		3,429	3,378	10,506	8,126
Deferred tax income and expense	12	(1,168)	920	(8,206)	149
Prior year taxation		268	774	326	946
		2,529	5,072	2,626	9,221

Bulgari S.p.A. and the other Italian companies of the Group have made the election permitted under article 1, paragraph 48 of the 2008 Finance Law ("*affrancamento fiscale*") to align book and tax values differing as the result of off-book deductions recognised solely for fiscal purposes in prior years.
As a consequence of this, deferred tax liabilities of 6,093 thousand euros have been released to income and current taxes of 2,720 thousand euros have been charged as a substitute tax.

7. Property, plant and equipment

Property, plant and equipment and changes for the period are set out as follows:

Description	Opening cost 31/12/07	Opening acc. deprec.	Opening net book value 31/12/07	Purchases	Deprec. charge	Other changes, net	Final cost 30/09/08	Closing acc. deprec.	Closing net book value 30/09/08
Land and buildings	23,668	(7,609)	**16,059**	1,499	(1,320)	271	25,495	(8,986)	**16,509**
Plant and machinery	28,751	(19,216)	**9,535**	3,660	(2,934)	7,191	40,237	(22,785)	**17,452**
Equipment	19,650	(13,321)	**6,329**	1,163	(1,437)	342	21,647	(15,250)	**6,397**
Furniture and off. mach.	116,583	(74,017)	**42,566**	13,634	(11,304)	2,753	134,981	(87,332)	**47,649**
Motor vehicles	249	(245)	**4**	-	(2)	-	258	(256)	**2**
Leasehold improvements	141,700	(65,970)	**75,730**	12,528	(11,997)	3,611	157,156	(77,284)	**79,872**
Construction in progress and advance payments	10,760	-	**10,760**	7,535	-	(10,404)	7,891	-	**7,891**
TOTAL	**341,361**	**(180,378)**	**160,983**	**40,019**	**(28,994)**	**3,764**	**387,665**	**(211,893)**	**175,772**

The increases for the period in "Furniture and office machines" and "Leasehold improvements" relate mainly to investments made for the renovation or opening of new stores, including those in Georges V (France), Atlanta (United States), Doha (Qatar) and Pacific Place (Hong Kong).

Increases additionally include investments in computer hardware and investments in window displays for use by the third party distribution network for the exposition of BVLGARI products.

The increase in "Construction in progress and advance payments" consists of investments regarding the renewal or opening of new stores, including those in Melbourne (Australia), Short Hills and San Francisco (United States) and Union Square (Hong Kong), investments in the new offices in Rome and investments for distributor displays currently under construction and relating to the distribution of BVLGARI products.

No information had been received from Group companies at 30 September 2008 as to the existence of any idle fixed assets or of any fully depreciated property, plant and equipment still in use and having a significant value.

There were no charges on property, plant and equipment at 30 September 2008 securing any of the Group's liabilities.

8. Other intangible assets

The composition of and changes in "Other intangible fixed assets" are as follows:

Description	Opening cost 31/12/07	Opening acc. amort.	Opening net book value 31/12/07	Increases	Amort.	Other changes, net	Closing cost 30/09/08	Closing acc. amort.	Closing net book value 30/09/08
Development costs	11,177	(8,263)	**2,914**	2,028	(1,112)	1,038	14,600	(9,732)	**4,868**
Industrial patents and intellectual property rights	73,101	(43,379)	**29,722**	9,723	(7,342)	1,012	83,651	(50,536)	**33,115**
Concessions, trademarks and patents	3,460	(2,468)	**992**	20	(24)	(904)	149	(65)	**84**
Assets under formation	13,124	-	**13,124**	825	-	(5,823)	8,126	-	**8,126**
Deferred charges	32,265	(5,800)	**26,465**	-	(1,249)	5,233	37,292	(6,843)	**30,449**
TOTAL	**133,127**	**(59,910)**	**73,217**	**12,596**	**(9,727)**	**556**	**143,818**	**(67,176)**	**76,642**

The increase in "Industrial patents and intellectual property rights" consists mostly of expenditure incurred for the purchase of software.

9. Equity investments and other non-current financial assets

Thousands of euros	**30/09/2008**	**31/12/2007**
Investments in other companies	12,692	11,090
Other non-current financial assets	32,319	29,146
	45,011	**40,236**

Investments in other companies

Thousands of euros	Opera Partecipations S.c.a.	Opera Partecipations 2 S.c.a.	Opera Sgr	Opera Management	**Total**
At 31/12/2007	**10,736**	**202**	**138**	**14**	**11,090**
Increases	-	1,602	-	-	**1,602**
Decreases	-		-	-	**-**
At 30/09/2008	**10,736**	**1,804**	**138**	**14**	**12,692**

The increase of 1,602 thousand euros refers to capital payments made during the period with the purpose of financing acquisitions of investments in companies identified from time to time by the fund manager Opera Management.

Other non-current financial assets

Thousands of euros	**30/09/2008**	**31/12/2007**
Other non-current financial assets		
Guarantee deposits	32,257	29,103
Insurance funds	56	37
Other	6	6
	32,319	**29,146**

The largest balance included in guarantee deposits is an amount of 20,377 thousand euros (18,587 thousand euros at 31 December 2007) consisting of deposits paid for the rental of premises, located mainly in Japan.

10. Other non-current assets

Thousands of euros	**30/09/2008**	**31/12/2007**
Non-current financial receivables	1,451	1,368
Other non-current assets	10,176	10,000
Deferred tax assets	29,116	22,750
	40,743	**34,118**

Non-current financial receivables

Non-current financial receivables are all due from related parties and represent the portion not eliminated on consolidation (of 35%) of subordinated long-term loans made to Bulgari Hotels and Resorts B.V., for an amount of 316 thousand euros, and to Bulgari Hotels & Resorts Milano S.r.l., for an amount of 573 thousand euros, both consolidated using the proportionate method. These loans are repayable in April 2027 and bear interest charged on a quarterly basis at EURIBOR +3%.
This item additionally includes an amount of 886 thousand Swiss francs representing the portion not eliminated on consolidation (of 50%) of a long-term loan made by Bulgari Global Operations S.A. to Cadrans Design S.A.. This loan is repayable in March 2017 and bears interest at 3.5%.

Other non-current assets

Thousands of euros	**30/09/2008**	**31/12/2007**
Other non-current assets:		
Other non-current tax receivables	9,911	9,735
Other	265	265
	10,176	10,000

Deferred taxation

Details of deferred taxation are set out in the following table, with a description of the items which generate the principal temporary differences:

(Thousands of euros)	**At 31/12/2007**	Increases	Decreases	Other changes	**At 30/09/2008**
Elimination of interco. profits	14,149	308	-	527	14,984
Fixed assets	1,993	229	-	182	2,404
Other accruals	6,608	5,135	(421)	406	11,728
Deferred tax assets	**22,750**	**5,672**	**(421)**	**1,115**	**29,116**
Accelerated depreciation	(5,692)	(41)	4,856	(7)	(884)
Undistributed profits	(6,333)	(2,431)	-	-	(8,764)
Inventory obsolescence provision	(6,566)	(1,003)	-	(361)	(7,930)
Tax clean-up	(509)	-	509	-	-
Employee benefit obligations	(1,003)	-	673	-	(330)
Provision for bad debts	(945)	-	393	(31)	(583)
Other accruals	(437)	(1)	-	(85)	(523)
Deferred tax liabilities	**(21,485)**	**(3,476)**	**6,431**	**(484)**	**(19,014)**
Total deferred taxation	**1,265**	**2,196**	**6,010**	**631**	**10,102**

The increase in deferred tax assets mainly relates to the recognition of assets of 3,925 thousand euros by Bulgari S.p.A. on accumulated tax losses calculated on the basis of the national tax consolidation.

The decrease in deferred tax liabilities is mainly connected with the election made by the Italian companies for the "*affrancamento fiscale*" discussed earlier (6,093 thousand euros).

11. Other current assets

Thousands of euros	**30/09/2008**	**31/12/2007**
Current financial assets	931	12,804
Other current assets	72,521	59,264
	73,452	72,068

Current financial assets

Current financial assets include the effect of currency and gold price hedging.

12. Cash and cash equivalents

Cash and cash equivalents, for which there is no restriction on use, are made up as follows:

Thousands of euros	**30/09/2008**	**31/12/2007**
Bank deposits	31,350	28,524
Cash and cheques	1,330	1,661
Overdrafts	(24,776)	(8,504)
	7,904	21,681

The average rate of interest paid by banks at 30 September 2008 on short-term deposits and current accounts in which available funds are held in various currencies was approximately 1.5 %.
The book value of "Cash and cash equivalents" is in line with their fair value at the balance sheet date.

13. Shareholders' equity

There have not been any significant changes in equity items in the third quarter.

14. Earnings per share

Basic earnings per share

The computation of basic earnings per share has been made by considering earnings attributable to ordinary shareholders of 77,175 thousand euros (99,107 thousand euros for the period ended 30 September 2007) and a weighted average number of 299,894 thousand shares outstanding during the period, calculated in the following manner:

Thousands of euros	**30/09/2008**	**30/09/2007**
Ordinary shares at 1 January	300,294	299,574
Treasury shares at 1 January	(800)	-
Shares sold during the period	800	-
Issue of new shares	-	637
Ordinary shares at 30 September excluding treasury shares	300,294	300,211
Weighted average of ordinary shares	299,894	299,892

Diluted earnings per share

The computation of diluted earnings per share has been made by considering earnings attributable to ordinary shareholders of 77,175 thousand euros (99,107 thousand euros for the period ended 30 September 2007) and a weighted average number of 303,677 shares outstanding during the period, calculated in the following manner:

Thousands of euros	**30/09/2008**	**30/09/2007**
Weighted average of ordinary shares	299,894	299,892
Dilutive effect of option rights	3,783	4,410
Weighted average of ordinary shares (diluted)	303,677	304,302

15. Other non-current liabilities

Information relating to the contractual terms of Group loans and other financing is provided in the following.

Thousands of euros	Note	30/09/2008	31/12/2007
Other non-current liabilities		2,199	2,295
Other non-current financial payables		3,321	2,906
Deferred tax liabilities	9	19,014	21,485
		24,534	26,686

Other non-current liabilities

Thousands of euros	30/09/2008	31/12/2007
Non-current liabilities:		
Other non-current payables	2,184	2,216
Deposits	15	79
	2,199	2,295

Other non-current financial payables

Thousands of euros

Balance at 30/09/2008	Expiry date	Interest rate	Amount in currency
2,011	2027	Euribor + 3%	2,011,266 euros
1,089	2027	Euribor + 3%	1,088,627 euros
221	2011	9.28%	348,339 Chf
3,321			

The loans in euros relate to Bulgari Hotels and Resorts Milano S.r.l. (2,011 thousand euros) and Bulgari Hotels and Resorts B.V. (1,089 thousand euros). The loan in Swiss francs relates to H. Finger AG.

16. Other current liabilities

Thousands of euros	30/09/2008	31/12/2007
Current financial payables	8,048	1,935
Other current liabilities	68,149	55,892
	76,197	57,827

Current financial payables

"Other current financial payables" of 8,048 thousand euros consist entirely of payables for amounts arising from the hedging of currency, gold, interest rate and commodities risks.

17. Current and non-current financial payables to banks

Information relating to the contractual terms of Group loans and other financing is provided in the following.

Thousands of euros	**30/09/2008**	**31/12/2007**
Current financial payables to banks	269,671	116,499
Non-current financial payables to banks	59,973	55,444

Details by company of "Current financial payables to banks" are as follows:

Thousands of euros	**Balance at 30/09/2008**	**Interest rate**	**Balance at 31/12/2007**	**Interest rate**
Bulgari S.p.A	139,000	5.11%	81,298	4.90%
Bulgari Japan Ltd.	75,862	1.12%	14,066	1.04%
Bulgari Global Operations S.A.	20,898	3.83%	-	-
Bulgari Commercial (Shanghai) Co. Ltd.	7,657	7.10%	2,558	5.83%
Bulgari (Thailand)	5,281	4.49%	5,571	4.88%
Bulgari (Taiwan) Ltd.	4,708	2.94%	3,411	2.81%
Bulgari Korea Ltd.	3,768	6.54%	4,209	6.20%
Bulgari Malaysia Sdn.	3,270	4.97%	1,356	4.90%
Prestige d'Or S.A.	3,234	3.32%	3,082	3.37%
Bulgari Australia Pty. Ltd.	2,676	8.00%	-	-
Bulgari South Asian Operations Pte Ltd.	2,446	1.89%	-	-
Cadrans Design S.A.	871	3.02%	787	3.26%
LB Diamonds & Jewelry S.a.r.l.	-	-	161	6.11%
	269,671		116,499	

The following table provides details of "Non-current financial payables to banks" with a separate indication of the expiry date, the interest rate and the original balance in foreign currency:

Non-current financial payables to banks

(Thousands of euros)

Balance at 30/09/2008	**Expiry date**	**Interest rate**	**Amount in currency**
Bulgari Japan Ltd.			
13,292	2010	1.34%	2,000,000,000 Yen
9,969	2011	1.85%	1,500,000,000 Yen
9,969	2011	1.90%	1,500,000,000 Yen
9,969	2012	1.42%	1,500,000,000 Yen
6,646	2013	1.47%	1,000,000,000 Yen
3,323	2012	1.56%	500,000,000 Yen
3,323	2013	1.85%	500,000,000 Yen
1,329	2011	1.44%	200,000,000 Yen
996	2010	0.79%	150,000,000 Yen
58,816			8,850,000,000 Yen

Prestige d'Or S.A.

602	2010	2.50%	950,000 Chf
381	2010	3.40%	600,000 Chf
87	2012	3.05%	137,500 Chf
87	2012	3.05%	137,500 Chf
1,157			1,825,000 Chf
59,973			

The Group had no outstanding loan arrangements at 30 September 2008 containing negative pledges or covenants.

18. Derivative financial instruments

The following table sets out the nominal value and fair value of outstanding derivatives at 30 September 2008, grouped by type.

Thousands of euros	Nominal value		Fair value		
	30/09/2008	31/12/2007	30/09/2008	31/12/2007	Diff.
Cash flow hedge derivatives					
- Foreign exchange	217,578	196,060	(5,816)	5,015	(10,831)
- Commodities	46,156	61,815	(219)	5,213	(5,432)
Fair value hedge derivatives					
- Foreign exchange	290,245	277,220	(2,011)	2,779	(4,790)
- Commodities	1,186	-	(28)	-	(28)
Trading derivatives (*)					
- Foreign exchange	68,001	29,606	(103)	722	(825)
- Commodities	-	5,995	-	553	(553)
TOTAL	623,166	570,696	(8,177)	14,282	(22,459)

(*) Although these arrangements have been entered with the objective of hedging they do not always qualify for hedge accounting under accounting standards, as discussed in the section "Significant accounting principles and policies", and accordingly are classified as "trading".

Foreign exchange and commodity risk hedges

The Group is exposed to the risk of fluctuations in rates of exchange with its functional currency. Its principal exposure is towards the Japanese yen and the US dollar.

In order to reduce this risk, the net foreign currency exposure arising from trade receivables and payables and from estimated net cash flows in foreign currencies from forecast sales and purchases for the following 15 months, as determined from the annual budget and quarterly revisions, is held to an acceptable level by entering derivative contracts (principally "forward"

contracts and residually option contracts). The outstanding derivative contracts at 30 September 2008 had terms not exceeding 15 months and the relative effects on the income statement will occur by June 2009.

Interest rate hedges

In order to limit its exposure to interest rate risk the Group uses hedging instruments which enable a certain percentage of the interest payable on debt to be converted from floating rate to fixed rate. This percentage is linked to borrowing requirements, the average life of the debt and the reference market (country and currency). There were no interest rate derivatives outstanding at 30 September 2008.

Determination of fair value

Derivative contracts are measured at market value by using quoted prices or by discounting future cash flows and then comparing these to current market prices. The term market value refers to official fixings (by central banks and associations of banks) or quotations of financial intermediaries published by providers of financial information. Fair value calculation models also use these quotations as references.

19. Employee benefits

Personnel costs

Personnel costs are set out as follows:

Thousands of euros	**Note**	**Q3 2008**	**Q3 2007**	**30/09/2008**	**30/09/2007**
Wages and salaries		39,532	35,099	118,841	102,856
Social charges		8,511	7,816	26,143	23,407
Salesmen's commissions		1,777	2,046	5,026	5,740
Charge for the employees' leaving entitlement		38	913	61	1,380
Charges to other personnel provisions		1,165	370	3,353	875
Hiring and training		1,224	1,094	3,123	3,171
Other costs		2,910	2,405	8,537	7,644
		55,157	49,743	165,084	145,073
Salesmen's commissions		(1,777)	(2,046)	(5,026)	(5,740)
Recharges to cost of sales		(5,963)	(5,011)	(19,289)	(15,191)
	4	47,417	42,686	140,769	124,142

Employee benefit plans

The liability for employee benefit plans amounts to 18,370 thousand euros. This one consists of liabilities for pension plans, other benefits and post-employment benefit plans.

Share-based payments

The Group has stock option plans which involve the Managing Director and certain categories of manager.

The options are granted at the average officially quoted price of the thirty days preceding the grant date. The vesting period is variable, ranging from nine months to four years. The options may be exercised within a period of a maximum of five years and six months from the date that they have vested.

Since all the plans have similar characteristics the information provided below is presented in an aggregate manner.

"Other costs" include costs of 1,376 thousand euros relating to all the stock options outstanding at 30 September 2008. This was calculated using a fair value of between 1.01 and 2.56 euros per share in the manner described in the section "Accounting principles and policies" of the consolidated financial statements at 31 December 2007.

The parameters used in the determination of this cost, namely the determination of the fair value of outstanding options at the grant date, were as follows:

- Dividend yield: .... from 2.73% to 9.09%
- Stock price volatility: .... from 22% to 41%
- "Risk free" interest rate: .... from 3.8% to 4.8%
- Average expected option waiting period: ...... from 2.4 to 4.8 years

In accordance with the decisions taken by shareholders in ordinary and extraordinary general meetings on 18 April 2008 and on the basis of the resolution adopted by the Board of Directors on 15 May 2008, on 11 September 2008 300,000 options were granted to the Managing Director which are exercisable from July 2009 and 300,000 options which are exercisable from July 2010, all at a price of 6.96 euros.
In addition, at the same date certain members of management were granted 348,500 options exercisable from July 2009, 348,500 options exercisable from July 2010, 170,500 options exercisable from July 2011 and 170,500 options exercisable from July 2012, all at a price of 6.96 euros.
Furthermore, again on 11 September 2008, options were granted to replace those granted on 20 June 2007 as follows: to the Managing Director 300,000 options exercisable from July 2009 and 300,000 options exercisable from July 2010, all at a price of 6.96 euros; and to certain members of management 290,000 options exercisable from July 2009, 290,000 options exercisable from July 2010, 152,500 options exercisable from July 2011 and 152,500 options exercisable from July 2012, all at a price of 6.96 euros.

The original options were replaced as the result of drastic changes in conditions in the financial markets compared to those existing during the period when they were initially granted.

The settlement method used is the physical delivery of the shares, unaltered from that of the previously issued plans.

Information relating to changes in stock option plans during 2008 is set out in the following table:

Prices in euros	30 September 2008			30 September 2007		
	Number of options	Aver. exer. price	Mar. price (*)	Number of options	Aver. exer. price	Mar. price (*)
(1) Rights at 1/1	7,629,100	8.23	9.56	7,276,950	7.54	10.4
(2) New rights granted in the period	3,123,000	6.96	6.82	1,516,000	11.66	11.71
(3) (Rights exercised in the period)	-	-	-	(636,500)	7.00	11.09
(4) (Rights cancelled in the period)	(1,516,000)	11.66	7.17			
(5) (Rights expiring in the period)	(32,000)	11.21	7.17	(141,800)	9.60	11.09
(6) Rights at 30/09	9,204,100	7.22	6.33	8,014,650	8.33	11.04
(7) Of which: exercisable at 30/09	5,573,100	7.24		5,090,900	7.28	

NOTE: (5) = (1)+(2)+(3)+(4)

(*) Market price means the annual average for the number of options at (3), (4) and (5) and spot for (1), (2) and (6).

The following tables provide an analysis of the exercise price band and residual term of the agreement, analysed between the Managing Director and other employees:

Price band	Residual term of agreement						
	< 2 years			> 2 years			
	M.D.	Others	Total	M.D.	Others	Total	**Total**
<= 2.0	-	-	-	-	-	-	
> 2.0 < 5.0	900,000	118,500	1,018,500	300,000	260,000	560,000	1,578,500
> 5.0	200,000	325,600	525,600	3,000,000	4,100,000	7,100,000	7,625,600
Total	**1,100,000**	**444,100**	**1,544,100**	3,300,000	4,360,000	**7,660,000**	**9,204,100**

Price band	Of which exercisable at 30/09/08		
	M.D.	Others	**Total**
<= 2.0	-	-	-
> 2.0 < 5.0	1,200,000	378,500	1,578,500
> 5.0	2,000,000	1,994,600	3,994,600
Total	3,200,000	2,373,100	**5,573,100**

20. Provisions for risks and charges

Changes in this item for the nine months ended 30 September 2008 were as follows:

Thousands of euros	Tax provisions	Other provisions	Total
At 31 December 2007	1,774	4,289	6,063
Charge	335	867	1,202
Utilisation	(556)	(1,252)	(1,808)
Other changes	27	(263)	(236)
At 30 September 2008	1,580	3,641	5,221

The increase in "Tax provisions" arises from amounts provided by Bulgari Corporation of America Inc. for customs duties and by the American branch of Bulgari Retail USA S.r.l. for sales tax. This increase partially offsets the utilisation of these provisions for payments of sales tax relating to the State of California.

"Other provisions" have increased mainly due to an accrual made in connection with contractual warranty risks for products sold. The decrease relates to the utilisation of a provision set up against the risk of penalty payments.
Charges to provisions are classified in the income statement as "selling, general and administrative expenses".

21. Segment information

The Bulgari Group carries out its business principally through two distinct divisions, the JWA (Jewellery - Watches - Accessories) Division and the Perfumes Division. This distinction is driven by product, markets and differing distribution strategies.

The strategic direction of the Group and its administration and control are managed by a central corporate structure which is for the most part concentrated in the Parent Company Bulgari S.p.A..

The results of the Divisions also include royalty charges from the Parent Company for the use of the BVLGARI brand of which it is the owner. These charges are then eliminated in the line "Other activities and eliminations", as are all other transactions between the Divisions within the Group.

The line "Other activities and eliminations" additionally includes all the unallocated revenues and costs managed by the central corporate structure, the activities relating to the hotels, still of little significance overall, and all the advertising activities carried out with the media, including production, from which in general the BVLGARI brand is the overall beneficiary and from which consequently the whole of the Group's business gains an advantage.

BULGARI GROUP

Net revenues by sector (Millions of euro)	30 Sept 2008	30 Sept 2007	Change %
Jewellery	*318.9*	*311.7*	*+2.3%*
Watches	*191.7*	*203.5*	*-5.8%*
Accessories	*57.6*	*60.1*	*-4.2%*
Other	*5.2*	*5.5*	*-5.5%*
JWA Division	573.4	580 8	-1 3%
Perfume Division	168 7	145 8	+15 7%
Other activities and eliminations	20 4	17.8	+14 3%
Total net revenues	**762.3**	**744.4**	**+2.4%**

Operating profit by sector (Millions of euro)	30 Sept 2008	30 Sept 2007	Change %
Divisione JWA	75.3	92 2	-18 2%
Divisione Profumo	22.5	23.5	-4 3%
Altre attività ed eliminaz.	(17.7)	(6.4)	+177.4%
Tot. risultato operativo	**80.1**	**109.3**	**-26.7%**

The operating profit of the JWA (Jewellery - Watches - Accessories) Division fell by 18.2% compared to the first nine months of 2007, principally as a consequence of the increased costs for rent and for depreciation and amortisation. The depreciation and amortisation charge for the period amounted to 26.8 million euros (21.7 million euros in the first nine months of 2007).

The operating profit of the Perfumes Division also fell (-4.3% over the first nine months of 2007), mainly due to the effect of trends in exchange rates, in particular with the US dollar, and of the advertising and promotion costs, concentrated in the first nine months of the year, incurred for the launch of the new line *Aqua Pour Homme Marine* and the trade presentation of the new fragrance *Jasmin Noir*. The depreciation and amortisation charge for the Perfumes Division for the period amounted to 2.9 million euros (2.4 million euros for the first nine months of 2007).

Information relating to sales by geographical area is presented in the Report of the Directors on the Group's performance to which reference should be made.

(Millions of euros)	JWA DIVISION		PERFUME DIVISION		Not allocated and elim.		TOTAL GROUP	
	30 Sept 08	31 Dec 07	30 Sept 08	31 Dec 07	30 Sept 08	31 Dec 07	30 Sept 08	31 Dec 07
Net trade receivables	135 6	155 5	62.7	68.8	(22.9)	(22.1)	175.4	202 2
Other receivables	61.1	53 4	3 8	3 2	7.6	2.7	72.5	59 3
Inventory	635.7	522 8	94 5	63 4	12.4	9.9	742.6	596.1
Trade payables	(123 1)	(176 3)	(52.5)	(56.4)	33 2	44 7	(142.4)	(188.0)
Other payables	(55 3)	(51.0)	(8 4)	(10 8)	(4 5)	5.9	(68.2)	(55 9)
Total net working capital	**654.0**	**504.4**	**100.1**	**68.2**	**25.8**	**41.1**	**779.9**	**613.7**
Property, plant and equipments and intangible assets	**196.8**	**152.8**	**12.2**	**12.4**	**89.0**	**83.9**	**298.0**	**279.1**
Investments and other financial assets					**45.0**	**40.2**	**45.0**	**40.2**
Other long-term assets (liabilities)	**(1.3)**	**(2.2)**	**(0.3)**	**(0.8)**	**(3.9)**	**(10.6)**	**(5.5)**	**(13.6)**
INVESTED CAPITAL	**849.5**	**685.0**	**112.0**	**79.8**	**155.9**	**154.6**	**1,117.4**	**919.4**
Shareholders' equity							**786.6**	**778.5**
Short-term indebtedness							268.9	83.9
Long-term indebtedness							61 9	57.0
Total indebtedness							**330.8**	**140.9**
HEDGE FUNDS							**1,117.4**	**919.4**

22. Related party transactions

Disclosures of related party transactions as required by the Consob Communication of 28 July 2006 and their percentage of the total consolidated figures are provided below.

Financial and commercial transactions
Transactions and balances between Bulgari S.p.A. and other Group companies having a financial and commercial nature have been eliminated in the preparation of the consolidated financial statements.

Thousands of euros		**Payables**		
	Bulgari S.p.A.	Subsidiaries	Joint ventures	**Total**
Receivables				
Bulgari S.p.A.	-	158,482	2,819	**161,301**
Subsidiaries	141,481	1,226,003	1,153	**1,368,637**
Joint ventures	1	339	-	**340**
Total	**141,482**	**1,384,824**	**3,973**	**1,530,278**

		Costs		
	Bulgari S.p.A.	Subsidiaries	Joint ventures	**Total**
Revenues				
Bulgari S.p.A.	-	63,326	597	**63,923**
Subsidiaries	18,206	741,132	445	**759,783**
Joint ventures	252	1,571	-	**1,823**
Total	**18,458**	**806,029**	**1,042**	**825,529**

The portion of transactions and balances of a financial and commercial nature not eliminated in the consolidation process is as follows:

Thousands of euros	Total consolidated	Related parties	%
Other non-current assets	40,743	1,451	3.56
Trade receivables	175,387	70	0.04
Other current assets	73,452	15	0.02
Trade payables	142,433	166	0.12
Other current liabilities	76,197	3	-

Thousands of euros	Total consolidated	Related parties	%
Net revenues	762,517	116	0.02
Operating costs, net	418,391	98	0.02
Financial income (expense)	(10,997)	74	0.67

24. Guarantees, commitments and risks

The Group is party to civil and administrative proceedings and to legal actions in connection with carrying out its normal activities. In this respect, during the quarter ended 30 September 2008 the Rome Tax Revenue Department - Rome Office 1 raised assessments on Bulgari S.p.A. and its subsidiary Bulgari International Corporation (BIC) N.V having as subject the alleged residence for fiscal purposes of Bulgari International Corporation (BIC) N.V.. On the basis of the information currently available and the opinions received from the lawyers instructed on the matter, the likelihood that these proceedings and actions will lead to negative effects on these consolidated financial statements is considered remote.

25. Net financial position

Pursuant to Consob Communication no. 6064293 of 28 July 2006 and in accordance with the CESR Recommendation of 10 February 2005 entitled "*Recommendations for the consistent application of the European Commission's Regulation on Prospectuses*", the net financial position of the Group at 30 September 2008 is as follows.

Thousands of euros	**30/09/2008**	**31/12/2007**
Cash	1,330	1,661
Other liquid funds	6,574	20,020
Total liquid funds	**7,904**	**21,681**
Current financial receivables	**931**	**12,804**
Current bank payables	(268,215)	(115,166)
Current portion of non-current debt	(1,456)	(1,333)
Other current financial payables	(8,048)	(1,935)
Current financial debt	**(277,719)**	**(118,434)**
Current financial debt, net	**(268,884)**	**(83,949)**

Non-current financial receivables	**1,451**	**1,368**
Non-current bank payables	(59,973)	(55,444)
Other non-current payables	(3,321)	(2,906)
Non-current financial debt	**(63,294)**	**(58,350)**
Non-current financial debt, net	**(61,843)**	**(56,982)**
NET FINANCIAL DEBT	**(330,727)**	**(140,931)**

26. List of companies included in the scope of consolidation

List of companies consolidated on a line-by-line basis

Company	% holding 30/09/2008	% holding 31/12/2007	Currency	Share capital	Head office	Business
Bulgari Gioielli S.p.A.	100,00	100,00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	100,00	100,00	Euro	12,000,000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100,00	100,00	Euro	18,301,200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100,00	100,00	Us$	24,350,000	New York	Sales to retailers and perfume distribution
Bulgari S.A.	100,00	100,00	SwFr	600,000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100,00	100,00	SwFr	1,000,000	Neuchatel	Production of watches and accessories
Bulgari France S.A.S.	100,00	100,00	Euro	225,000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100,00	100,00	Euro	800,000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100,00	100,00	Euro	2,556,459	Munich	Retail sales
Bulgari Japan Ltd.	80.00	80.00	Yen	400,000,000	Tokyo	Retail sales
Bulgari Espana S.A. Unipersonal	100,00	100,00	Euro	5,418,344	Madrid	Retail sales
Bulgari Parfums S.A.	100,00	100,00	SwFr	1,000,000	Neuchatel	Perfume production
Bulgari Parfums Italia S.p.A.	100,00	100,00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Portugal Acessorios de Luxo Lda	100.00	100.00	Euro	93,873	Madeira	Sub-holding
Bulgari South Asian Operations Pte Ltd	100.00	100.00	Sg$	6,000,000	Singapore	Retail sales
Bulgari (UK) Ltd	100.00	100.00	Lgs	28,100,000	London	Retail sales
Bulgari Belgium S.A.	100.00	100.00	Euro	1,000,000	Brussels	Retail sales
Bulgari Australia Pty Ltd	100.00	100.00	Aud	11,200,000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	3,334,000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100.00	100.00	SwFr	6,000,000	Neuchatel	Logistical support
Bulgari Operational Services ApS (1)	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gerald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari Asia Pacific Ltd	100.00	100.00	HK$	1,000,000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd	100.00	100.00	Twd	310,000,000	Taipei	Retail sales
Bulgari Korea Ltd	100.00	100.00	Kwon	4,500,000,000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100.00	100.00	SwFr	3,000,000	Neuchatel	Production of high jewellery
Bulgari Saint Barth S.A.S	100.00	100.00	Euro	700,000	Saint Barthelemy	Retail sales
Bulgari Retail USA S.r.l.	100.00	100.00	Euro	50,000	Rome	Retail sales and wholesale
Crova S.p.A.	100.00	100.00	Euro	2,700,000	Valenza (Alessandria)	Jewellery production
Bulgari Parfums Deutschland GmbH	100.00	100.00	Euro	25,000	Wiesbaden	Perfume distribution
Prestige d'Or S.A.	51.00	51.00	SwFr	100,000	Saignelégier	Production of watches accessories
Bulgari Accessori S.r.l.	100.00	100.00	Euro	50,000	Bagno a Ripoli (FI)	Production of leather accessories
Bulgari Reinsurance Company Ltd.	100.00	100.00	Euro	635,000	Dublin	Insurance company
Bulgari Austria GmbH	100.00	100.00	Euro	17,500	Vienna	Retail sales
Bulgari Holdings (Thailand) Ltd. (2)	100.00	100.00	Bat	100,000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	99.50	99.50	Bat	4,000,000	Bangkok	Retail sales
Bulgari Commercial (Shanghai) Co. Ltd	100.00	100.00	Us$	17,000,000	Shanghai	Retail sales
Bulgari Holding Europe B.V.	100.00	100.00	Euro	18,000	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd.	100.00	100.00	Yen	487,500,000	Tokyo	Company involved in the *Bulgari Hotels and Resorts* project
Bulgari Parfums Iberia S.L.	100.00	100.00	Euro	10,000	Barcelona	Perfume distribution
Bulgari Panama Inc.	100.00	100.00	Us$	10,000	Panama City	Retail sales
Moraco S.A.	100.00	100.00	SwFr	200,000	Geneva	Sub-holding
H. Finger AG	100.00	100.00	SwFr	400,000	Lengnau des Biel (Canton of Berne)	Production of watches accessories
Bulgari Ireland Ltd	100.00	-	Euro	1	Dublin	Logistical support and distribution
Bulgari Qatar Llc	49.00	-	Qar	8,230,612	Doha	Retail sales
LB Diamonds & Jewelry Sarl	100.00	50.00	SwFr	1,250,000	Neuchatel	Jewellery production
Bulgari Kuwait Wll	49.00	-	Kwd	100,000	Kuwait City	Retail sales

List of companies consolidated on a proportionate basis

Company	% holding 30/09/2008	% holding 31/12/2007	Currency	Share capital	Head office	Business
Bulgari Hotels & Resorts B.V. (3)	65.00	65.00	Euro	18,000	Amsterdam	Company in joint venture with the *Marriott* Group
Bulgari Hotels and Resorts Milano S.r.l. (4)	65.00	65.00	Euro	100,000	Rome	Company involved in the *Bulgari Hotels and Resorts* project
Cadrans Design S.A.	50.00	50.00	SwFr	100,000	La Chaux de Fonds	Jewellery production

(1) Company being wound up

(2) Company fully consolidated due to the ownership of 100% of class A shares equal to 49,000 Bat.

(3) Company owned through Bulgari S.p.A.

(4) Company owned indirectly through Bulgari Hotels & Resorts B.V. at 61.75% (95% * 65%, holding of Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) and directly through Bulgari S.p.A. as at 3.25%.

List of companies entering the consolidation during the year ended 30 September 2008 compared with the year ended 31 December 2007

Companies entering the consolidation	Head office	Business
Bulgari Qatar Llc	Doha	Retail sales
Bulgari Kuwait Wll	Kuwait City	Retail sales
Bulgari Ireland Ltd	Dublin	Logistical support and distribution

27. Information on companies consolidated using the proportionate method

The total amounts of the current assets and liabilities, non-current assets and liabilities, and revenues and costs of companies consolidated using the proportionate method are set out in the following table.

*(Millions of euros)**	Cadrans Design S.A.	Bulgari Hotels & Resorts B.V.	Bulgari Hotels & Resorts Milano S.r.l.
% held	50%	65%	65%
local currency	chf	euros	euros
Current assets	3.6	-	6.8
Non-current assets	4.5	7.1	2.5
Current liabilities	4.4	0.2	5.4
Non-current liabilities	2.0	2.6	3.4
Revenues	7.3	-	14.7
Costs	6.5	0.2	14.5

**Amounts are stated at 100%.*

28. Significant non-recurring transactions

The Group has not been a party to any significant non-recurring transactions during the nine months ended 30 September 2008 as the term is defined by Consob in its Communication of 28 July 2006.

29. Abnormal and unusual transactions

The Group has not been a party to any abnormal or unusual transactions during the nine months ended 30 September 2008 as the term is defined by Consob in its Communication of 28 July 2006.

Bulgari S.p.A.

Managing Director
Francesco Trapani

Central Administration, Finance and Control Manager and manager in charge of the preparation of the corporate accounting records
Alberto Nathansohn

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
14/11/2006	A	IT0001119087	BULGARI	AZO	20,000	4.6796	93,592	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							93,592		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													93,592		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
17/11/2008	A	IT0001119087	BULGARI	AZO	20,000	4 611	92,220	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							92,220		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, lettere b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													92.220		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
18/11/2008	A	IT0001119087	BULGARI	AZO	20,000	4.5902	91,804	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							91,804		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													91,804		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[4]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[7]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[4]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[9]	NOTE / NOTES
25/11/2008	A	IT0001119087	BULGARI	AZO	7,500	4.8983	36,737.25	MERC-IT	
26/11/2008	A	IT0001119087	BULGARI	AZO	12,500	4.8619	60,773.75	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							97,511		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													97,511		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[4]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[4]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[4]	NOTE / NOTES
19/11/2008	A	IT0001119087	BULGARI	AZO	10,000	4 54	45,400	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							45,400		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													45,400		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
24/11/2008	A	IT0001119087	BULGARI	AZO	10,000	4.83	48,300	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							48,300		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													48,300		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azioni) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION'	CODICE ISIN / ISIN CODE'	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT'	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)'	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION'	NOTE / NOTES
25/11/2008	A	IT0001119087	BULGARI	AZO	7,500	4.8983	36,737.25	MERC-IT	
26/11/2008	A	IT0001119087	BULGARI	AZO	12,500	4.8619	60,773.75	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							97,511		

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													97,511		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
27/11/2006	A	IT0001119087	BULGARI	AZO	9,500	4.9457	46,984.15	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							46,984.15		

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													48.984.15		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
28/11/2008	A	IT0001119087	BULGARI	AZO	10,500	4.9724	52,210.2	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							52,210.2		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters "b1", "b3"

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													52,210 2		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazionn / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
31/10/2006	A	IT0001119087	BULGARI	AZO	20,000	5.8544	117,088	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							117,088		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													117,088		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
01/12/2008	A	IT0001119087	BULGARI	AZO	10,000	4.7587	47,587	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							47,587		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, lettera b1, b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													47,587		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[3]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[7]	CODICE ISIN / ISIN CODE[7]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
02/12/2008	A	IT0001119087	BULGARI	AZO	10,000	4.6311	46,311	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							46,311		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters [b1, b3]

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													48,311		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[1]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[1]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[1]	NOTE / NOTES
03/12/2008	A	IT0001119087	BULGARI	AZO	10,000	4.6177	46,177	MERC-IT	
04/12/2008	A	IT0001119087	BULGARI	AZO	10,000	4.7563	47,563	MERC-IT	
05/12/2008	A	IT0001119087	BULGARI	AZO	10,000	4.71	47,100	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							140,840		

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, lettera "b1", b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													140,840		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

Bulgari S.p.A.

Calendario dei Consigli di Amministrazione e delle Assemblee per l'anno 2009

Con la presente si rendono note le date previste nel corso del 2009 per l'esame dei dati economico – finanziari della Bulgari S.p.A. e per la relativa divulgazione:

11 marzo 2009: Consiglio di Amministrazione della Bulgari S.p.A. per l'approvazione del progetto di bilancio consolidato del Gruppo Bulgari, progetto di bilancio di esercizio di Bulgari S.p.A. al 31 dicembre 2008 e proposta di destinazione degli utili; convocazione dell'Assemblea dei Soci.

16 aprile 2009:
(1° convocazione) Assemblea Ordinaria degli Azionisti per deliberare circa l'approvazione del bilancio d'esercizio della Bulgari S.p.A. al 31 dicembre 2008, circa la presentazione del bilancio consolidato di gruppo al 31 dicembre 2008 nonché sulla destinazione degli utili.

12 maggio 2009: Consiglio di Amministrazione della Bulgari S.p.A. per l'approvazione della relazione trimestrale consolidata al 31 marzo 2009;

30 Luglio 2009: Consiglio di Amministrazione della Bulgari S.p.A. per l'approvazione della relazione semestrale consolidata al 30 giugno 2009;

12 novembre 2009: Consiglio di Amministrazione della Bulgari S.p.A. per l'approvazione della relazione trimestrale consolidata al 30 settembre 2009

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L'eventuale dividendo relativo all'esercizio 2008, qualora deliberato, potrà essere posto in pagamento, secondo il calendario che sarà stabilito dal Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A.
Eventuali variazioni concernenti i dati sopra indicati saranno tempestivamente comunicate al mercato.

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Bulgari S.p.A.

2009 - Annual calendar of corporate events

The following are the giving the dates established for:

March 11th, 2009: Bulgari S.p.A. Board of Directors' Meeting called to approve the draft annual report of the Bulgari Group and Bulgari S.p.A. as at 31 December 2008 and proposed allocation of profits and the calling of a shareholders' meeting.

April 16th, 2009 (1st call): Ordinary Shareholders' Meeting for the approval of the consolidated annual report of the Bulgari Group and of Bulgari S.p.A. as at 31 December 2008 and proposed allocation of profits.

May 12th, 2009: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of March 31, 2009 (1st quarter data).

July 30th, 2009: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of June 30, 2009 (half year report)

November 12th, 2009: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of September 30, 2009 (third quarter data)

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Dividends, if any, will be paid in accordance to the Trading calendar for Markets organized and managed by Borsa Italiana. Subsequent changes to the information contained in this calendar will be communicates as soon as they are decided.


END